
SAGE

03 JUN -9 AM 7:21

12 May 2003


03022775

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
DC 20549

Attention: Filings Desk

SUPPL

Dear Sir

RE: SAGE GROUP LIMITED - FILE NO. 82-4241
SUBMISSION PURSUANT TO RULE 12g13-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

We refer to the above and enclose a copy of :

- Notice regarding renounceable rights offer of 142 424 242 new ordinary shares of 1 cent each in Sage Group at R1,65 per share;

- Circular to Sage Group Limited shareholders

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Yours sincerely



DB GREEN

6/19

Received by : .... ***Date:*** ....

D:\ngec\darryl letter to sec usa 12 may 2003.doc

SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06



Sage group Limited - File NO. 82-4241

PRESS CLIPPINGS

ublication : Business Day Date : 7 May 2003 p12



SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa) (Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE000006623 "Sage Group"

Renounceable rights offer of 142 424 242 new ordinary shares of 1 cent each in Sage Group at R1,65 per share

1 Terms of the renounceable rights offer

Further to the announcement published on Thursday 10 April 2003, shareholders in Sage Group ("shareholders") are advised that Sage Group will undertake a renounceable rights offer of 142 424 242 new ordinary shares of 1 cent each (the "rights shares") at R1,65 per rights share to shareholders recorded in the register by 17h00 on Friday, 13 June 2003 (the "record date"), in the ratio of 1 rights share for every 1,10192 shares held in Sage Group ("Sage shares") on the record date ("the rights offer").

Shareholders are advised further that application has been made to the JSE Securities Exchange South Africa ("JSE") for a listing of:

- the renounceable (nil paid) letters of allocation to be issued in dematerialised form pursuant to the rights offer ("letters of allocation"); and
- the 142 424 242 rights shares to be issued in terms of the rights offer.

The rights offer documentation will be lodged for registration with the Registrar of Companies.

2 Issue of letters of allocation in dematerialised form

Sage Group will issue all letters of allocation in dematerialised form and the electronic record in respect of certificated shareholders will be maintained by Computershare Nominees (Proprietary) Limited. This will make it possible for certificated shareholders to enjoy the same rights and opportunities as those shareholders who have already dematerialised their Sage shares. Sage Group will issue each certificated shareholder with a form of instruction in respect of a letter of allocation reflecting the number of rights shares allocated to them. By completing the relevant form of instruction, certificated shareholders will be able to indicate whether or not all or part of the rights to the rights shares should be sold, renounced or taken up and whether or not the certificated shareholder wishes to apply for additional rights shares. The form of instruction will be sent to certificated shareholders together with the circular in respect of the rights offer.

Dematerialised shareholders will have the number of rights shares allocated to them automatically debited to their custody account by their appointed Central Securities Depository Participant ("CSDP") or broker in electronic form. The CSDP or broker will advise these shareholders of the procedure they need to follow for the sale, renunciation or taking-up of their rights shares and for the application for additional rights shares.

3 The salient dates and times of the rights offer

Last day to trade for purposes of determining the ordinary shareholders of Sage Group entitled to participate in the rights offer, on Friday, 6 June 2003

Ordinary shares trade ex-rights on the JSE on Monday, 9 June 2003

Listing of and dealing in the letters of allocation commences on the JSE on Monday, 9 June 2003

Record date for purposes of determining the ordinary shareholders of Sage Group entitled to participate in the rights offer at, 17h00 on Friday, 13 June 2003

Rights offer opens at 09h00 on Tuesday, 17 June 2003

Subject to the arrangements relating to certain foreign jurisdictions, dematerialised shareholders will have their Sage Group custody accounts at their CSDP or broker automatically credited with their entitlement on Tuesday, 17 June 2003

Subject to the arrangements relating to certain foreign jurisdictions, certificated shareholders will have their entitlement credited to a Sage Group custody account at Computershare Nominees (Proprietary) Limited on Tuesday, 17 June 2003

Subject to the arrangements relating to certain foreign jurisdictions, a form of instruction in respect of a letter of allocation and a circular giving full details of the rights offer will be posted to certificated shareholders of Sage Group recorded in the register on the record date (only the circular will be posted to dematerialised shareholders recorded in the register and sub-register and to those beneficial shareholders who have indicated that they wish to receive circulars) on Tuesday, 17 June 2003

Last day to trade in the letters of allocation on the JSE in order to be settled by Friday 4 July 2003, on Friday, 27 June 2003

Listing of rights shares commences on the JSE on Monday, 30 June 2003

Rights offer closes at 14h30 – payment to be made in respect of certificated shareholders by 14h30 on Friday, 4 July 2003 – see notes 3 and 4 below

Record date for the letters of allocation on Friday, 4 July 2003

Entitlements in respect of the rights offer available. Dematerialised shareholders will have their Sage Group custody accounts updated and debited at their CSDP or broker and (where requested) certificates posted to certificated shareholders on Monday, 7 July 2003

Results of the rights offer published on SENS on Monday, 7 July 2003

Results of the rights offer published in the press on Tuesday, 8 July 2003

Notes:

1. The above dates and times are subject to change. Any such change will be announced in the press and on SENS.
2. Share certificates may not be dematerialised or rematerialised between Monday, 9 June 2003 and Friday 13 June 2003, both days inclusive.
3. CSDP's effect payment on a delivery versus payment method in respect of dematerialised shareholders.
4. Dematerialised shareholders are required to notify their duly appointed CSDP or broker of their acceptance of the rights offer in the manner and time stipulated in the agreement governing the relationship between such shareholders and their CSDP's or brokers.

4 Posting and inspection of documents

Forms of instruction and the circular giving full details of the rights offer (the "rights offer documentation") will be posted to certificated ordinary shareholders on Tuesday, 17 June 2003, subject to the arrangements relating to certain foreign jurisdictions. The circular will be posted only to dematerialised shareholders recorded in the register and sub-register on the record date and to those beneficial shareholders who have indicated that they wish to receive circulars.

Subject to the arrangements relating to certain foreign jurisdictions, dematerialised shareholders' CSDP accounts will be credited on Tuesday, 17 June 2003.

English copies of the circular may be inspected from Friday, 6 June 2003 until Friday, 4 July 2003 during normal business hours (Saturdays, Sundays and public holidays excluded) at the following addresses:

- Sage Group's Head Office, 11th Floor Sage Centre, 10 Fraser Street, Johannesburg, 2001;
- Computershare Investor Services Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001;
- Werksmans Incorporated, 155-5 Street, Sandown, Sandton, 2196; and
- Grant Thornton Kessel Feinstein Corporate Sponsors (Proprietary) Limited, 137 Daisy Street, corner Grayston Drive, Sandown, 2196.

5 Foreign jurisdictions

The distribution of the rights offer documentation and/or the transfer of the rights to subscribe for the rights shares and/or the transfer of the rights shares in jurisdictions other than the Republic of South Africa (including, without limitation, in the United States, the United Kingdom, Canada, Australia and Japan) may be restricted by law and failure to comply with the requirements of any of those restrictions may constitute a violation of the securities law of such jurisdictions.

Any holder of Sage shares who is a resident, citizen or national of a jurisdiction other than South Africa or which is a corporation, partnership or other entity created or organised under the laws of any such jurisdiction should inform themselves about and observe any applicable legal requirement in such jurisdiction.

Johannesburg 7 May 2003

Lead manager	Attorneys to Sage	Independent reporting accountants	Corporate Sponsors
		Grant Thornton Kessel Feinstein CHARTERED ACCOUNTANTS (SA) Accountants, Auditors and Business Advisers	Grant Thornton Kessel Feinstein CORPORATE SPONSORS (PTY) LTD

Sage group Limited - File No. 82-4241

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1 If you are in any doubt as to the action that you should take, please consult your stockbroker, banker, accountant, legal adviser or other professional adviser immediately.

2 If you have sold or otherwise disposed of all your shares in Sage Group Limited ("Sage Group"), this circular, together with the attached form of proxy (blue), should be handed to the purchaser of such shares, or to the stockbroker, banker or agent through whom the disposal was effected.

3 Certificated shareholders and shareholders who hold dematerialised shares and have elected "own name" registration in the sub-register through a Central Securities Depository Participant ("CSDP") who are unable to attend the general meeting of shareholders of Sage Group, to be held at 09:00 on Thursday, 29 May 2003 at the registered offices of Sage Group, 11th Floor Sage Centre, 10 Fraser Street, Johannesburg, 2001, but wish to be represented thereat, should complete and return the attached form of proxy (blue) in accordance with the instructions contained therein to the transfer secretaries of Sage Group, Computershare Investor Services Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).

4 Shareholders who hold dematerialised shares through a CSDP or broker, other than those in "own name", and who wish to attend the general meeting must request their CSDP or broker to provide them with a Letter of Representation or should advise their CSDP or broker as to what action they wish to take. This must be done in terms of the agreement entered into between them and the CSDP or broker. Shareholders who have dematerialised their shares, other than those in "own name", must not complete and return the attached form of proxy.



SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1970/010541/06)

Share code: SGG ISIN: ZAE000006623

("Sage Group" or "the Company")

CIRCULAR TO SHAREHOLDERS

relating to an authority for

- **the increase of Sage Group's authorised ordinary share capital from 164 043 915 ordinary shares with a par value of 1 cent each to 500 million ordinary shares with a par value of 1 cent each ("Sage Group shares");**
- **a specific issue for cash of 69 696 970 Sage Group shares to a consortium of investors represented by and including AVASA Holdings Limited at a price of R1,65 per Sage Group share in order to raise R115 million;**
- **a renounceable rights offer in respect of 142 424 242 Sage Group shares at a price of R1,65 per Sage Group share in order to raise R235 million;**

and incorporating

- **information relating to Sage Group as required for inclusion in a pre-listing statement in compliance with the Listings Requirements of the JSE Securities Exchange South Africa;**
- **a notice of a general meeting of shareholders; and**
- **a form of proxy for certificated and own-name dematerialised shareholders.**

Financial adviser

JPMorgan

Attorneys


WERKSMANS
ATTORNEYS

Sponsor

Grant Thornton Kessel Feinstein

CORPORATE SPONSORS (PTY) LTD

Reporting accountants

Grant Thornton Kessel Feinstein

CHARTERED ACCOUNTANTS (SA)

Accountants, Auditors and Business Advisers

Date of issue of the circular: 7 May 2003

Contents

Page

Corporate information

Company secretary and registered office
CS Cant BL, LLB, LLM, HDipTax
11th Floor Sage Centre
10 Fraser Street, Johannesburg, 2001
(PO Box 7755, Johannesburg, 2000)

Financial adviser
JP Morgan Chase Bank, Johannesburg Branch
1 Fricker Road, corner Hurlingham Road,
Illovo, 2196
(PO Box 934, Johannesburg, 2000)

Attorneys to Sage Group
Werksmans Incorporated
(registration number 1990/007215/21)
155 – 5th Street Sandown, Sandton, 2196
(Private Bag 10015, Sandton, 2146)

Commercial bankers
ABSA Bank Limited
(registration number 1986/004794/06)
2nd Floor, ABSA Towers North,
180 Commissioner Street,
Johannesburg, 2001
(PO Box 7735, Johannesburg, 2000)

Nedcor Limited
(registration number 1966/010630/06)
135 Rivonia Road,
Sandton, 2196
(PO Box 1144, Johannesburg, 2000)

Reporting accountants
Grant Thornton Kessel Feinstein
137 Daisy Street, corner Grayston Drive,
Sandown, 2196
(Private Bag X28, Benmore, 2010)

Sponsor
Grant Thornton Kessel Feinstein Corporate
Sponsors (Proprietary) Limited
(registration number 2000/003541/07)
137 Daisy Street, corner Grayston Drive,
Sandown, 2196
(Private Bag X28, Benmore, 2010)

Transfer secretaries
Computershare Investor Services Limited
(registration number 1958/003546/06)
Ground Floor,
70 Marshall Street,
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Underwriters
ABSA Group Limited
(registration number 1986/003934/06)
170 Main Street,
Johannesburg, 2001
(PO Box 7735, Johannesburg, 2000)

AVASA Holdings Limited
(registration number 1998/013637/06)
First Floor,
57 Sixth Street,
Hyde Park
(PO Box 411449, Craighall, 2024)

Financial Securities Limited
(registration number 1972/004504/06)
Carpe Diem Office Park,
Quantum Street,
Techno Park,
Stellenbosch

Joint auditors
Grant Thornton Kessel Feinstein
Registered Accountants and Auditors
137 Daisy Street, corner Grayston Drive,
Sandown, 2196
(Private Bag X28, Benmore, 2010)

KPMG Inc.
Registered Accountants and Auditors
(registration number 1999/021543/21)
KPMG Crescent,
85 Empire Road,
Parktown, 2193
(Private Bag 9, Parkview, 2122)

Important dates and times

	2003
Last day to lodge forms of proxy for the general meeting to be received by 09:00 on	Wednesday, 28 May
General meeting of shareholders, to be held at 09:00 at the registered office of Sage Group, 11th Floor Sage Centre, 10 Fraser Street, Johannesburg on	Thursday, 29 May
Announcement regarding results of general meeting of shareholders released on SENS	Thursday, 29 May
Press announcement regarding results of general meeting of shareholders published on	Friday, 30 May
Last day to trade for purposes of rights offer	Friday, 6 June
Record date of rights offer at 17:00 on	Friday, 13 June
Specific issue of shares for cash to the AVASA Consortium at 17:01 on	Friday, 13 June

Notes:

1 The definitions set out on pages 4 and 5 apply to the information on this page.

2 All times shown in this circular are South African local times.

3 Any change to the above dates and times will be advised by notification in the press and over SENS.

4 Share certificates may not be dematerialised or rematerialised between Monday, 9 June 2003 and Friday, 13 June 2003, both dates inclusive.

5 Copies of this circular may be obtained from:
- Sage Group Limited;
- Computershare Investor Services Limited;
- Werksmans Incorporated; and
- Grant Thornton Kessel Feinstein Corporate Sponsors (Proprietary) Limited,

at the addresses set out on page 2.

Definitions

In this circular and its annexures, unless otherwise indicated:

- the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and vice versa, words signifying one gender include the other genders, and references to a person include references to juristic persons and associations of persons and vice versa;
- all monetary values are in South African Rand and cents unless otherwise stated; and
- all times indicated are South African local times.

"ABSA"	ABSA Group Limited (registration number 1986/003934/06) a public company with limited liability, incorporated in South Africa, the entire issued share capital of which is listed on the JSE;
"Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"Articles"	the Articles of association of Sage Group;
"AVASA"	AVASA Holdings Limited (registration number 1998/013637/06) a public company with limited liability, incorporated in South Africa, the entire issued share capital of which is listed on the JSE;
"AVASA Consortium"	a consortium of investors represented by and including AVASA;
"board of directors"	the board of directors of Sage Group acting in terms of the Articles;
"certificated shares"	shares which have not yet been dematerialised in terms of STRATE and title to which is represented by a share certificate or other document of title;
"certificated shareholders"	shareholders who hold certificated shares;
"circular"	this bound document dated 7 May 2003 including the annexures, the attached notice of general meeting and form of proxy;
"conditions"	the conditions precedent to which the specific issue and rights offer are subject as reflected in paragraph 7;
"CSDP"	Central Securities Depository Participant;
"dematerialised shares"	shares which have been dematerialised through a CSDP or broker;
"dematerialised shareholders"	holders of dematerialised shares;
"directors"	the directors of Sage Group;
"FSL"	Financial Securities Limited (registration number 1972/004504/06) a public company with limited liability, duly incorporated in South Africa and a wholly owned subsidiary of Remgro;
"general meeting"	the general meeting of shareholders to be held at 09:00 on Thursday, 29 May 2003 at the registered office of Sage Group, 11th Floor Sage Centre, 10 Fraser Street, Johannesburg;
"Group"	Sage Group and its subsidiary companies from time to time;
"JSE"	the JSE Securities Exchange South Africa;
"Memorandum"	the memorandum of association of Sage Group;
"MPF"	collectively Mine Employees Pension Fund, Sentinel Mining Industry Retirement Fund and MPF Management Services (Proprietary) Limited;
"Remgro"	Remgro Limited (registration number 1968/006415/06) a public company with limited liability, incorporated in South Africa, whose ordinary shares with a par value of 1 cent each are listed on the JSE;
"rights offer"	the renounceable rights offer to all shareholders described in paragraph 4;
"rights offer record date"	17:00 on 13 June 2003, or such later date as Sage may determine but which shall not be later than 15 August 2003;
"rights offer shares"	the 142 424 242 new Sage Group shares to be issued by Sage Group in terms of the rights offer;
"Sage Group shares"	ordinary shares having a par value of 1 cent each in the issued ordinary share capital of Sage Group;

"Sage Group" or "the Company"	Sage Group Limited (registration number 1970/010541/06), incorporated in South Africa, the issued share capital of which is listed on the JSE;
"Sage Life"	Sage Life Limited (registration number 1964/004354/06), incorporated in South Africa and a wholly owned subsidiary of Sage Group;
"SENS"	the Securities Exchange News Service;
"Sagecor"	Sagecor (Proprietary) Limited (registration number 1984/004000/07) a private company with limited liability, incorporated in South Africa;
"shareholders"	holders of Sage Group shares from time to time;
"Share schemes"	The Sage Group Limited Executive Share Incentive Scheme and The Sage Share Incentive Scheme;
"South Africa"	the Republic of South Africa;
"specific issue"	the issue of the specific issue shares for cash to the AVASA Consortium at the specific issue price described in paragraph 3;
"specific issue price"	an amount of R1,65 per specific issue share;
"specific issue shares"	69 696 970 new Sage Group shares to be issued to the AVASA Consortium in terms of the specific issue;
"STRATE"	Share Transactions Totally Electronic, the settlement system used by the JSE;
"transfer secretaries"	Computershare Investor Services Limited (registration number 1958/003546/06); and
"underwriters"	collectively, ABSA, FSL and the AVASA Consortium.



SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
("Sage Group" or "the Company")

Directors

HL Shill (Chairman)
G Griffin (Chief Executive Officer)
MP Adonisi#
Dr DC Cronjé#
JP Davies
BJ du Plessis#
JE Henderson
Dr BM Ilsley#
L Kaplan
RI Marsden
B Nackan
JH Postmus#
CD Stein#
CL van Wyk#
Adv. T van Wyk#

#Non-executive

Circular to shareholders

1 INTRODUCTION

It was announced on Wednesday, 9 April 2003 that, subject to the fulfilment, or where applicable, waiver of the conditions, Sage Group will raise R350 million by way of the specific issue and the rights offer. The proceeds of the specific issue and the rights offer will be used to refinance the Group's balance sheet and to enhance the Group's ability to support its core life assurance and unit trust activities in South Africa. The R350 million will be raised in the following proportions:

- R115 million through the specific issue to the AVASA Consortium; and
- the balance of R235 million through the rights offer which, subject to the fulfilment or, where applicable, waiver of the conditions, will be fully supported through underwriting undertakings and irrevocable undertakings from major shareholders to follow their rights.

In terms of both the specific issue and the rights offer, 212 121 212 new ordinary shares will be issued at a price of R1,65 per share.

AVASA specialises in strategic investments in undervalued companies and is participating in the specific issue both in its own right and as agent on behalf of the members of the AVASA Consortium. AVASA will co-ordinate and manage this investment on behalf of the AVASA Consortium.

2 INCREASE IN AUTHORISED ORDINARY SHARE CAPITAL

In order to provide for a sufficient number of Sage Group shares to implement the specific issue and the rights offer, the board of directors proposes that the authorised ordinary share capital of Sage Group be increased to 500 000 000 Sage Group shares from the current authorised ordinary share capital of 164 043 915 Sage Group shares. The special resolution (SPECIAL RESOLUTION NUMBER 1) providing for such increase is contained in the attached notice of general meeting. The effect of the resolution is to increase the authorised ordinary share capital of the Company from R1,6 million to R5 million.

3 THE SPECIFIC ISSUE

The board of directors request authorisation to issue 69 696 970 new Sage Group shares at an issue price of R1,65 by means of the specific issue to the AVASA Consortium in order to raise R115 million. The issue price of R1,65 per share is equivalent to the 30 day volume weighted average traded price per Sage Group share for the period ended 28 March 2003, being the date upon which Sage Group published a cautionary announcement in connection with this transaction.

The resolutions in terms of which this authority will be granted (ORDINARY RESOLUTION NUMBER 1 and ORDINARY RESOLUTION NUMBER 4) are contained in the attached notice of general meeting.

No member of the AVASA Consortium holds, either directly or indirectly, 10% or more of the issued share capital of Sage Group. Each member of the AVASA Consortium will beneficially hold the Sage Group shares to be subscribed for on its behalf by AVASA in terms of the Underwriting Agreement. AVASA (as manager) has the authority to vote all Sage Group shares beneficially held by the Consortium members in accordance with AVASA's direction and no Consortium member may dispose of his Sage Group shares for a period of three years without the consent of AVASA.

Once the shares have been allotted and issued pursuant to the specific issue but prior to the implementation of the rights offer, the AVASA Consortium will hold 31% of the issued share capital of Sage Group.

The specific issue shares will rank *pari passu* with other Sage Group shares in issue at the date of their allotment and issue and will rank equally as regards entitlement to dividends declared after that date. The specific issue shares will, however, only be issued after the record date for the rights offer, *ex* rights to the renounceable letters of allotment granted in terms of the rights offer. Accordingly, the AVASA Consortium will not participate in the rights offer through its holding of the specific issue shares.

To the knowledge and belief of the directors, the Company is not the subject of an announced or expected take-over bid.

4 THE RIGHTS OFFER

4.1 The board of directors intends to raise R235 million for the Company by way of the rights offer, subject to the fulfilment or, where applicable, waiver of the conditions.

Shareholders are referred to announcements appearing in the South African press on Thursday, 10 April 2003 and on Wednesday, 7 May 2003 respectively, which provided details on the rights offer including the salient dates and the ratio in which rights offer shares will be offered.

In addition, the full details of the rights offer will be reflected in a circular to be despatched to all shareholders on or about 17 June 2003 and which will include renounceable letters of allotment.

4.2 Subject to the fulfilment, or where appropriate, waiver of certain conditions:

4.2.1 the rights offer will be underwritten by:

- ABSA, up to a maximum amount of R92,5 million, which amount will be reduced to the extent to which ABSA follows its rights and/or subscribes for additional rights offer shares in terms of the rights offer;
- FSL, up to a maximum amount of R92,5 million, which amount will be reduced to the extent to which FSL follows its rights and/or subscribes for additional rights offer shares in terms of the rights offer; and
- the AVASA Consortium, in the amount of R8 million, which amount will be reduced to the extent to which any member of the AVASA Consortium follows its rights and/or subscribes for additional rights offer shares in terms of the rights offer.

4.2.2 MPF has irrevocably undertaken to follow its rights in terms of the rights offer up to a minimum amount of R42 million.

5 USE OF PROCEEDS FROM THE SPECIFIC ISSUE AND THE RIGHTS OFFER

Sage Group intends to use the proceeds of both the specific issue and the rights offer to refinance the Group's balance sheet and to enhance the Group's ability to support its core life assurance and unit trust activities in South Africa.

6 PRO FORMA FINANCIAL EFFECTS ON THE GROUP

The table reflected below illustrates the unaudited pro forma financial effects of the specific issue of shares for cash and the rights offer on the Group based on:

6.1 attributable loss per share and headline loss per share extracted from the audited published financial statements for the nine months ended 31 December 2002 (in the "Before" columns), adjusted for the interest savings resulting from the retirement of debt from the net proceeds of the specific issue of shares for cash and the rights offer at an average rate of 14,5% per annum before tax, the investment of surplus cash at 11% per annum before tax, and on the assumption that the specific issue of shares for cash and the rights offer had been implemented for the full nine months then ended (shown in the respective "After" columns); and

6.2 the net proceeds of the specific issue of shares for cash and the rights offer are calculated on the assumption that the net proceeds were received on 1 April 2002, after taking into account the total cost of implementing the specific issue of shares for cash and the rights offer, estimated at R20,1 million before tax. The costs have been apportioned between the specific issue of shares for cash and the rights offer in proportion to the amount of capital raised by each. Of these costs R15,9 million relates directly to the issue of new shares and has been set off against share premium. The balance of R4,2 million has been set off against income, which after allowing for tax amounts to a net R3,1 million.

	Specific issue of shares for cash only			**Rights offer only**			**Specific issue of shares for cash and rights offer**		
	Before	**After**	**% change**	**Before**	**After**	**% change**	**Before**	**After**	**% change**
Issued shares ('000)	154 965	224 662	45,0	154 965	297 389	91,9	154 965	367 086	136,9
Weighted number of shares in issue ('000)	150 273	219 970	46,4	150 273	292 697	94,8	150 273	362 394	141,2
Attributable loss per share (cents)	(159,4)	(104,7)	34,3	(159,4)	(75,4)	52,7	(159,4)	(58,3)	63,4
Headline loss per share (cents)	(31,9)	(17,1)	46,4	(31,9)	(9,2)	71,2	(31,9)	(4,5)	85,9
Core headline earnings per share (cents)	65,3	49,3	(24,5)	65,3	40,7	(37,7)	65,3	35,8	(45,2)

6.3 The unaudited pro forma financial effects are provided for illustrative purposes only and because of their nature may not give a true picture of the Group's financial position and the results of its operations.

6.4 The pro forma unaudited consolidated balance sheet of the Group at 31 December 2002 illustrating the effects of the specific issue of shares for cash and the rights offer at that date is set out in Annexure 5 of this circular. The report of Grant Thornton Kessel Feinstein, Chartered Accountants (S.A.) thereon, and on the pro forma financial effects set out above, provided in terms of the Listings Requirements of the JSE, is set out in Annexure 4 of this circular.

7 CONDITIONS PRECEDENT

The implementation of the specific issue and the rights offer is subject to the fulfilment or, where applicable, waiver of the following conditions precedent by no later than 29 May 2003 (or such later date as may be determined by Sage Group, which date shall not be later than 28 June 2003):

7.1 the approval of the Registrar of Long-Term Insurance, to the extent necessary, for the acquisition by the AVASA Consortium of the specific issue shares and for the acquisition by the AVASA Consortium, ABSA and/or FSL of any other shares pursuant to the rights offer, in terms of section 26 of the Long-Term Insurance Act No. 52 of 1998;

7.2 the approval by shareholders of AVASA in general meeting to the guarantee given by AVASA for the performance by the members of the AVASA Consortium of their obligations in terms of the underwriting agreement concluded between AVASA, FSL, ABSA and Sage Group dated 8 April 2003. Shareholders of AVASA holding 55% of the issued share capital of AVASA have given irrevocable undertakings to vote in favour of the resolution approving the issue of the aforesaid guarantee; and

7.3 the shareholders in general meeting approving the –

7.3.1 increase by Sage Group of its authorised share capital by the creation of not less than 212 000 000 ordinary shares ranking *pari passu* with the issued Sage Group shares from the date of allotment and issue;

7.3.2 issue of the specific issue shares by Sage to the AVASA Consortium in accordance with section 5.68(g) of the JSE Listings Requirements; and

7.3.3 issue of the rights offer shares by Sage Group for the purposes of the rights offer.

8 GENERAL MEETING AND SHAREHOLDER APPROVAL

8.1 General meeting

Attached to this circular is a notice of a general meeting of shareholders to be held at the registered office of the Company, 11th Floor Sage Centre, 10 Fraser Street, Johannesburg at 09:00 on Thursday, 29 May 2003. The general meeting will be held for the purposes of considering the ordinary resolutions required to approve the specific issue and rights offer, and the special resolution required to approve an increase in the authorised ordinary share capital. Certificated shareholders and own-name dematerialised shareholders who are unable to attend the general meeting and who wish to be represented thereat are requested to complete and return the attached form of proxy to the transfer secretaries, by not later than 09:00 on Wednesday, 28 May 2003.

Other shareholders who hold dematerialised shares through a CSDP or broker and who wish to attend the general meeting must request their CSDP or broker to provide them with a letter of representation or must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between the shareholders and their CSDP or broker.

8.2 Shareholder approval

In accordance with the JSE Listings Requirements, the specific issue is subject to approval by ordinary resolution passed by at least 75% of shareholders present or represented by proxy at the general meeting, excluding controlling shareholders of the Company, their associates, parties acting in concert with them, and, if applicable, any shareholder that is participating in the specific issue. To the extent that they may hold shares, no votes cast by any member of the AVASA Consortium will be taken into account in determining the 75% approval level.

The issue of shares in terms of the rights offer requires the approval of the shareholders by ordinary resolution in general meeting.

The increase in authorised ordinary share capital is subject to approval by special resolution passed by at least 75% of shareholders entitled to vote, present or represented by proxy at the general meeting of which not less than 21 clear days' notice has been given and at which not less than 25% of the total votes of all shareholders entitled to attend and vote are present or represented.

9 INFORMATION ON SAGE GROUP

9.1 Introduction

Sage Group was incorporated in South Africa on 11 August 1970. A schedule of Sage Group's operating subsidiaries is attached as Annexure 11.

9.2 Nature of business

Sage Group is listed in the Life Assurance sector of the JSE lists and is the holding company of the Group. The Group's activities encompass life assurance, investment and unit trust management and related property investments. The Group had established an international life assurance business in both the USA and Bermuda. Due to the absence of further development capital the Group decided to withdraw from international operations with effect from 1 January 2003. The Group is no longer involved in the activity of property development and all properties are currently held on an investment basis only.

A schedule of the principal immovable property held or occupied by the Company and its subsidiaries is attached as Annexure 12.

9.3 Strategy and prospects

After a year of exceptionally challenging conditions, the directors believe the Group is now positioned to warrant renewed optimism on future prospects. Following the sale of its Bermudan operations and the writing down of its United States operations to a nominal value of R1 as at 31 December 2002, the directors are of the view that the problems faced within the international operations are now behind the Group and it is sharply focused on building its domestic life assurance and unit trust activities. The capital raising exercise, with the backing of existing major shareholders, and the introduction of new shareholders should provide enhanced stability and will enable the Group to plan further developments and to reposition its operations.

The board of directors, together with the new Group chief executive officer and senior executive management is giving priority to revitalising the Sage brand, optimising balance sheet management, regaining expansion momentum in the distribution operations and establishing clear strategies and operating targets for the medium term, designed to build shareholder value from the current base.

10 DIRECTORATE

10.1 Directors

The current functions and addresses of the directors of Sage Group are set out below:

Name	Function	Address	Qualifications
HL Shill	Chairman	11th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BCom, CA(SA), SEP Stanford, Founder and Group chairman
G Griffin	Group CEO	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BSc FIA, appointed non-executive director in 1999 and Group CEO in April 2003, former MD, Old Mutual Group
MP Adonisi	Non-Executive Director	12th Floor, 76 Juta Street, Braamfontein	DipTheol, BA (Hons), MA M (Management), appointed 1994, Director Adonisi and Associates
Dr DC Cronjé	Non-Executive Director	5th Floor, ABSA Towers East, 170 Main Street, Johannesburg	BCom (Hons) MCom, DCom, appointed 1991, Chairman, ABSA Group Ltd
JP Davies	Chief Executive SA Operations	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	SEP Stanford, Chief Executive (SA Operations), Chief Executive Officer, Sage Life, 32 years service
BJ du Plessis	Non-Executive Director	Caxton House, 368 Jan Smuts Ave, Johannesburg	BSc, appointed 1993, Business Consultant, former Minister of Finance
JE Henderson	Executive Director and Statutory Actuary	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BSc (Hons), FIA, FASSA, ASA. Actuarial, Legal Services and Company Valuator, 24 years service
Dr BM Ilsley	Non-Executive Director	60 Mount Street, Bryanston, Johannesburg	BSc (Chem Eng) PhD, CFP, appointed 1985, former Sage Group Chief Executive
L Kaplan	Group Financial Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BCom CA(SA), Group Finance, 8 years service
RI Marsden	Chief Executive International Operations	Sage Life Assurance of America Inc. 969 High Ridge Road, Suite 200, Stamford, Connecticut 06905, USA	BCom (Hons), MCom, CA(SA), Chief Executive Sage Life of America (International Operations), 8 years service
B Nackan	Executive Director Corporate Communications	11th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BA (Econ), SEP Stanford, MD, Sage Unit Trusts Limited, 28 years service
JH Postmus	Non-Executive Director	"Kiepersol", 86 Ridgewater Lane, Lynnwood Manor, Pretoria	BCom, appointed 1996, formerly GM, SA Reserve Bank
CD Stein	Non-Executive Director	Werksmans Attorneys, 155 – 5th Street, Sandown	BCom, LLB, HDipTax, appointed 1993, Chairman Werksmans Inc.
Adv. T van Wyk	Non-Executive Director	Remgro Ltd, The Court House, 2 Saxon Road, Sandhurst	BCom LLB LLM, appointed 1991, Executive Director, Remgro Limited
CL van Wyk	Non-Executive Director	17 Epping Road, Forest Town, Johannesburg	FFA, appointed 1993, Chairman, ABSA Offshore and Stonehage Financial Services Holdings Limited

All the directors of Sage Group are South African nationals.

The current functions and addresses of the directors of Sage Life are set out in Annexure 2.

The current functions and addresses of the directors of Sage Unit Trusts Limited are set out in Annexure 3.

10.2 Appointment and remuneration of directors

The Articles provide that the board of directors must consist of not less than 4 nor more than 20 directors at any time. The board of directors currently consists of 15 directors.

The Articles provide that the longest serving one third of directors (excluding the managing director) retire by rotation from office at each annual general meeting of Sage Group. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire.

If a director has been in office for three years since his election he shall also retire.

A director who has been appointed after the last annual general meeting shall retire at the annual general meeting immediately after his election.

No other person may stand for election as a director unless the directors recommend otherwise and the election is included in the notice of the annual general meeting.

Extracts from the Memorandum and Articles concerning the directors of Sage Group are set out in Annexure 1 to this circular.

There will be no variation in the remuneration of the directors of Sage Group as a consequence of the specific issue and rights offer save – that, subject to the finalisation of the specific issue and rights offer, the Human Resources Committee has approved the award of R1,7 million to be split amongst those executive directors of the Group who have performed exceptionally during this period. The remuneration of directors for the nine months ended 31 December 2002 was as follows:

R000	Directors' fees	Basic salary	Retirement & medical	Expense allowance & entertainment	Car allowance	Consulting fees	Total
Executives:							
HL Shill	60	1 162	89	119	–	–	1 430
JP Davies	53	1 036	118	–	218	–	1 425
JE Henderson	53	1 132	88	–	23	–	1 296
L Kaplan	53	849	128	–	45	–	1 075
RI Marsden*	–	5 275	503	–	14	–	5 792
B Nackan	53	798	148	–	63	–	1 062
Total executive	272	10 252	1 074	119	363	–	12 080
Non-executives:							
MP Adonisi	62	–	–	–	–	102	164
Dr DC Cronjé	74	–	–	–	–	–	74
BJ du Plessis	67	–	–	–	–	–	67
DM Falck	41	–	–	–	–	–	41
G Griffin	159	–	–	–	–	–	159
Dr BM Ilsley	53	–	–	–	–	–	53
DF Mostert	41	–	–	–	–	–	41
JH Postmus	53	–	–	–	–	–	53
CD Stein	67	–	–	–	–	–	67
CL van Wyk	92	–	–	–	–	–	92
Adv. T van Wyk	74	–	–	–	–	–	74
WD Winckler	62	–	–	–	–	–	62
Total non-executive	845	–	–	–	–	102	947
Total	**1 117**	**10 252**	**1 074**	**119**	**363**	**102**	**13 027**

*Payment made in US$, converted to Rand at average exchange rates

Details of the compensation payable to executive directors in the event of the termination of their employment contracts are reflected in paragraph 13.5. Save as stated, no executive directors are entitled to any pre-agreed compensation amounts.

All the directors of the Company have confirmed in terms of Schedule 21 of the Listings Requirements of the JSE that they have not been:

- disqualified by any court from acting as a director of a company or from acting in the management or conduct of the affairs of any company or been the subject of any public criticisms by statutory or regulatory authorities (including recognised professional bodies);
- convicted of an offence resulting from dishonesty, fraud or embezzlement or convicted in any jurisdiction of any criminal offence or any offence under legislation relating to the Act; or
- adjudged bankrupt or entered into any voluntary creditors' liquidation or been sequestrated in any jurisdiction or been a director of any company at the time or within the twelve months preceding any of the following events taking place: receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with creditors generally or any class of creditors; barred from entry into any profession or occupation.

10.3 Directors' interests in capital of Sage Group

10.3.1 Details of Sage Group shares held by directors at 31 December 2002 are set out below:

	31 December 2002					
	Beneficial share schemes	**%**	**Held directly**	**%**	**Non beneficial held indirectly**	**%**
MP Adonisi		–	3 106	–	–	–
JP Davies	552 659	0,4	43 170	–	–	–
BJ du Plessis	–	–	8 790	–	–	–
G Griffin	–	–	10 000	–	–	–
JE Henderson	72 568	0,1	200 000	0,1	–	–
Dr BM Ilsley	420 500	0,3	70 000	0,1	–	–
L Kaplan	367 696	0,2	–	–	–	–
RI Marsden	353 455	0,2	–	–	–	–
B Nackan	586 047	0,4	90 738	0,1	–	–
JH Postmus	–	–	110	-	–	–
HL Shill	638 001	0,4	1 999 756	1,3	15 087 632	9,7
CD Stein	–	–	40 394	–	–	–
Adv. CL van Wyk	–	–	1 307	–	–	–
	2 990 926		2 467 371		15 087 632	

In terms of the resolution adopted by the board of directors as set out in 11.4.2, 50% of the beneficial holdings of Sage Group shares held through the Share schemes will be repurchased by the Share schemes with effect from 1 January 2003 in respect of each individual director as detailed above. This will have the effect of reducing their aggregate individual beneficial holdings to 1 495 463 shares.

Apart from the above there were no changes to the directors' shareholdings from 31 December 2002 to 2 May 2003.

10.3.2 Details of share options held by directors at 31 December 2002 are set out below:

	Number of options	**% of total options in issue**	**Issue date**	**Issue price (cents)**	**Expiry date**
JP Davies	400 000	11,4	12 March 2002	525	12 March 2012
JE Henderson	188 900	5,4	12 March 2002	525	12 March 2012
Dr BM Ilsley	99 500	2,8	12 March 2002	525	12 March 2012
L Kaplan	262 100	7,5	12 March 2002	525	12 March 2012
RI Marsden	141 200	4,0	12 March 2002	525	12 March 2012
B Nackan	170 200	4,8	12 March 2002	525	12 March 2012
	1 261 900				

There have been no changes in the directors' share option holdings from 31 December 2002 to 2 May 2003.

10.3.3 Details of convertible debentures held by directors at 31 December 2002 are set out below:

	31 December 2002
JP Davies	144 632
JE Henderson	45 489
L Kaplan	139 807
RI Marsden	85 940
B Nackan	52 402
	468 270

In terms of the resolution adopted by the board of directors as set out in paragraph 11.4.2, 50% of the debentures beneficially held by each individual director reflected above will be converted to Sage Group shares and repurchased in terms of the rules of the Share schemes with effect from 1 January 2003. This will have the effect of reducing their aggregate individual beneficial holdings to 234 135 debentures.

None of the directors of Sage Group or, to the knowledge of Sage Group, their families, had any interest, direct or indirect, in any transaction during the last financial year or in any proposed transaction with any company within the Group which has affected or will materially affect Sage Group or its investment interests or subsidiaries.

None of the directors of Sage Group nor any associate of such director is currently or has been at any time during the past fiscal year indebted to Sage Group.

10.4 Directors' responsibility statement

The directors of Sage Group, whose names appear in paragraph 10.1 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement in this circular false or misleading, and that they have made all reasonable enquiries to ascertain such facts.

11 SHARE CAPITAL

11.1 Capitalisation

All the Sage Group shares in issue rank *pari passu* with each other and are fully paid. Any variation of rights attaching to such shares will require a special resolution of shareholders in general meeting in accordance with the Articles.

Details of the Group's shareholders' equity before and after the increase in authorised ordinary share capital, the specific issue and the rights offer are as follows:

		At 31 December 2002			
		Actual	Pro forma as adjusted for the specific issue only[1]	Pro forma as adjusted for the rights offer only[1]	Pro forma as adjusted for both the specific issue and the rights offer[1]
Authorised ordinary share capital					
	Shares (millions)	164	500	500	500
	R millions	1,6	5	5	5
Issued ordinary share capital	Shares (millions)	155	225	297	367
Issued ordinary share capital	R millions	1,5	2,2	3,0	3,7
Share premium (additional paid-in capital)	R millions	18,4	127,5	241,2	350,3
Accumulated loss	R millions	(307,5)	(308,6)	(309,6)	(310,6)
1 975 354 convertible debentures	R millions	38,5	38,5	38,5	38,5
Other (non-distributable reserves, capital redemption reserve)	R millions	1,3	1,3	1,3	1,3
Total shareholders' equity	R millions	(247,8)	(139,1)	(25,6)	83,2[2]

[1] As adjusted to give effect to the specific issue and rights offer using the assumptions described in Annexure 5 and assuming the authorised ordinary share capital is increased from 164 043 915 to 500 000 000 Sage Group shares.

[2] Total shareholders' equity of the Company, adjusted for the specific issue and the rights offer calculated on the same basis as above amounts to R801,6 million. This reflects the fair value at which the Company accounts for its subsidiaries.

The authorised but unissued shares have been placed under the control of the Sage Group directors until the next annual general meeting of Sage Group shareholders, subject to the provisions of section 221 of the Act and the Listings Requirements of the JSE.

11.2 Voting rights and rights to dividends

At a general meeting of the Company, subject to any restrictions as to voting to which any shareholder or Sage Group share may be subject, every shareholder who is present in person or in a representative capacity shall, on a show of hands, have one vote, irrespective of the number of Sage Group shares the shareholder holds or represents. On a poll, every shareholder shall have one vote for every Sage Group share held.

All dividends are declared and paid in proportion to the number of Sage Group shares held. Dividends are declared payable to shareholders registered as such at a date subsequent to the date of the declaration of the dividend as determined by the board of directors. Any dividend declared may be paid and satisfied, either in whole or in part, by the distribution of specific assets as the board of directors may at the time of declaring the dividends determine and direct.

All unclaimed dividends may be retained by the Company and may be invested or otherwise utilised by the board of directors for the benefit of the Company until claimed. Any dividend unclaimed after a period of twelve years may be declared forfeited to Sage Group.

11.3 Share issues

11.3.1 Since 31 March 2000, the following changes have occurred in Sage Group's issued ordinary share capital:

	Number	Rands Share capital	Rands Share premium	
Balance at 31 March 2000	140 274 487	1 402 745		
Issue date				**Nature of issue**
30/07/2000	1 194 359	11 944	–	Capitalisation shares issued at a nominal value of 1 cent each
19/01/2001	3 097 598	30 976	–	Capitalisation shares issued at a nominal value of 1 cent each
19/01/2001	191 256	1 913	1 815 019	Conversion of debentures into ordinary shares at R9,50 each
27/07/2001	2 971 814	29 718	–	Capitalisation shares issued at a nominal value of 1 cent each
28/06/2002	101 434	1 014	962 609	Conversion of debentures into ordinary shares at R9,50 each
28/06/2002	92 524	925	1 326 794	Conversion of debentures into ordinary shares at R14,35 each
28/06/2002	133 546	1 335	2 678 933	Conversion of debentures into ordinary shares at R20,07 each
28/06/2002	67 907	679	1 652 856	Conversion of debentures into ordinary shares at R24,35 each
07/10/2002	2 984 986	29 850	10 877 289	Subscription for ordinary shares at R 3,654 each*
07/10/2002	3 854 951	38 550	–	Capitalisation shares issued at a nominal value of 1 cent each
	154 964 862	1 549 649		

* See paragraph 11.3.2.3

11.3.2 Summary of share issues

11.3.2.1 An aggregate of 586 667 Sage Group shares have been issued since 1 April 2000 to 31 December 2002 at issue prices ranging from R9,50 to R24,35 following the conversion of debentures in terms of the Sage Group Limited Executive Share Incentive Scheme;

11.3.2.2 Between 1 April 2000 and 31 December 2002, 11 118 722 Sage Group shares were issued to existing shareholders by way of capitalisation share awards at an issue price of R0,01 per share;

11.3.2.3 Between 1 April 2000 and 31 December 2002, 2 984 986 Sage Group shares were issued to existing shareholders at an issue price of R3,654 per share by way of a capitalisation share award with a cash dividend alternative and subscription elections.

The issues referred to in paragraphs 11.3.2.1 and 11.3.2.3 above were all made at a price above the par value of 1 cent per Sage Group share, as the issue prices were either market-related or determined in terms of the rules of the Share schemes. The premium in all cases was allocated to the additional paid-in capital account of the shareholders equity of Sage Group.

11.4 Preferential rights over Sage Group shares

11.4.1 Save as provided in paragraph 11.4.2, there are no contracts or arrangements or proposed contracts or arrangements whereby any option or preferential right to subscribe for shares in Sage Group or its subsidiaries is granted to any person.

11.4.2 Share schemes

The Company operates and maintains an executive share incentive scheme, The Sage Group Limited Executive Share Incentive Scheme, in terms of which convertible debentures in Sage Group, 1 cent paid are available for allocation to management and other employees. The convertible debentures are compulsorily convertible into ordinary shares at a market related price determined at the date of their issue, on a one-for-one basis over a maximum period of seven years from date of allocation. The scheme is fully funded by the Company and its relevant subsidiaries.

A share incentive scheme, The Sage Share Incentive Scheme, was established in the 1999 financial year to facilitate broader equity participation by management and staff. The share incentive scheme provides for the purchase of existing ordinary shares in Sage Group (jointly funded by participants and the Company), and for the award of share options conferring the right on the holder to subscribe for or purchase ordinary shares in the Company at a pre-determined option price.

In terms of the rules of the Share schemes, the total number of shares, convertible debentures and share options which may be utilised for the purposes of the Share schemes shall not, without the prior authority of the Company in a general meeting, exceed 11 000 000 shares from time to time. At 31 December 2002 a total of 9 547 786 convertible debentures, ordinary shares and options were held by participants in terms of the Share schemes, allocated at prices ranging from 270 cents to 2 435 cents per debenture, share or option, leaving 1 452 214 available for future utilisation.

The board of directors has resolved in terms of the rules of the Share schemes that:

- effective 1 January 2003 the Share schemes will repurchase 50% of the participant's scheme shares at prices at which they were originally acquired by the participants, and
- the Share schemes may, in their discretion and with the approval of the directors, subsequently purchase the remaining 50% of the participants' scheme shares by agreement with the participants.

In terms of the above decision and with effect from 1 January 2003, 636 454 debentures will be converted into Sage Group shares on a one-for-one basis and repurchased at the price at which they were issued and 3 015 793 Sage Group shares will also be repurchased at prices at which they were acquired by the scheme participants.

11.5 Major shareholders

As at the date of issue of this circular, the following shareholders beneficially held more than 5% of the issued ordinary share capital of Sage Group:

Name of shareholder	Number of shares (million)	Percentage shareholding
ABSA	23,9	15,5%
FSL	10,8	7,0%
MPF	33,9	21,9%
Sagecor	28,4	18,3%

There will be no change of control as envisaged in terms of section 440A of the Act as a result of the implementation of the specific issue and the rights offer.

12 FINANCIAL INFORMATION

Financial information relating to Sage Group is set out below and in Annexures 5 and 6 to this circular.

12.1 Material changes

There have been no material changes in the financial or trading position of the Group since the publication of its results for the 9 months ended 31 December 2002.

12.2 Trading history

Annexure 7 to this circular sets out the trading history of Sage Group shares on the JSE since 1 April 1999.

12.3 Working capital

Based on the anticipated timing of possible early redemptions by the holders of the Equity Linked Notes issued by the Group (the details of which are included in the financial information in Note 9.3 of Annexure 6) the board of directors is of the opinion that the working capital resources of the Group, by way of internal resources, borrowings and the recapitalisation of the Group pursuant to the specific issue and the rights offer, are sufficient to fund its current foreseeable future business requirements.

12.4 Borrowings and material loans

In terms of Article 43 of the Articles, the board of directors may exercise all the powers of the Company to borrow money and to mortgage or encumber its undertakings and property or any part thereof. An extract from Article 43 is reflected in Annexure 1.

Details of material loans as at 31 December 2002 are reflected in Annexure 9.

12.5 Material inter-company finance

On 29 May 2002, Sage International Finance Limited BVI agreed to lend an amount of R526 422 000 to Sage Group. Interest is payable at the rate of US$5,2 million per annum (equivalent to 8% per annum on US$65 million) and the loan is repayable on 31 July 2005.

Subsequent to the year ended 31 December 2002, Sage Life Limited has lent R80 million to Sage Group. The loan bears interest at the prime overdraft rate charged from time to time by Nedbank and is repayable as to R50 million on 30 September 2003 and thereafter, as to the balance, on demand.

On 1 January 2003 Sage Life Limited lent Sage Unit Trusts Limited an amount of R35 million. This loan bears interest equal to the monthly return of the Sage Money Market Fund, and is repayable on demand.

As at 31 December 2002, various companies in the Group had made loans to the Share schemes as follows:

	Loan R	Provision* R	Net R
Sage Group	18 572 816	15 666 420	2 906 396
Sage Life	46 355 607	38 547 048	7 808 559
Sage Holdings Limited	8 489 278	7 217 893	1 271 385
Sage Properties Limited	7 484 059	6 169 299	1 314 760
FPS Limited	450 563	420 755	29 808
	81 352 323	68 021 415	13 330 908

*The provisions represent the impairment of the loans to the value of the underlying Sage Group shares at 31 December 2002, namely, R1,95 per Sage Group share, as required by South African Statements of Generally Accepted Accounting Practice.

Subsequent to the year end, Sage Group has issued a guarantee in favour of Sage Unit Trusts Limited in the amount of R25 million, payable on demand.

12.6 Contingent liabilities and capital commitments

Details of contingent liabilities and capital commitments are reflected in Annexure 10.

13. GENERAL

13.1 Litigation statement

There are no legal or arbitration proceedings other than those referred to in Annexure 10 that are pending or threatened, of which the Sage Group is aware, that may have or have had in the recent past (being at least the previous twelve months) a material effect on the Group's financial position.

13.2 Expenses

The costs and expenses in respect of the specific issue and the rights issue payable by Sage Group are currently estimated at approximately R19 million, after tax, which includes an underwriting commission amounting to R7 million.

13.3 Expert consent

Grant Thornton Kessel Feinstein has given, and has not withdrawn, its consent to the inclusion of its name and report in this circular in the form and context in which it appears.

13.4 Corporate governance

Sage Group is committed to effective corporate governance and endorses the Code of Corporate Practices and Conduct ('the Code") contained in the King II Report on Corporate Governance.

The board of directors is of the view that Sage Group has, in all material respects, been in conformance with the provisions and spirit of the Code. Compliance with the Code, however, is predicated on practical cost-effective considerations. In this regard, the board of directors recognises that certain practices and procedures need to be implemented or enhanced or require to be formally documented. It is intended that substantial progress will be made during the course of the coming year in respect of these areas.

Board of directors and board committees

The board of directors currently comprises fifteen directors. Eight of the directors are non-executive, of which three are independent, and seven of the directors are executive directors, including the newly appointed chief executive officer. With effect from the forthcoming annual general meeting to be held on 19 May 2003, the current chairman will retire but continue to serve as a non-executive director. A new chairman will be announced at the time of the annual general meeting. The balance of executive and non-executive directors is such that no single individual can dominate decision taking at directors' meetings. The board of directors meets at least four times a year.

The board of directors has a fiduciary duty to act in good faith with due diligence and care, in the best interests of Sage Group and all its stakeholders. It is responsible for guiding and reviewing corporate strategy, monitoring performance, and determining policies and procedures to ensure the integrity of the Group's risk management and internal controls.

The board of directors exercises control over the operations of the Group through a structured approach via the following sub-committees, namely Group Audit Committee, Human Resources Committee, Actuarial Review Committee, Investment Management Committee and the Group Risk Management Committee.

The Group Audit Committee consists of six non-executive directors and two executive directors (comprising of the Group chairman and the Group Chief Executive Officer) and is chaired by an independent non-executive director. The external and internal auditors, executive management and the statutory actuary are in attendance. The committee meets at least four times during the year. Prior to appointment as Group Chief Executive Officer, Mr Garth Griffin was the independent non-executive chairman of the Group Audit Committee. Under the terms of reference of the Group Audit Committee, the chairperson has to be an independent non-executive director. Accordingly, at its forthcoming meeting, the board of directors will appoint a new independent non-executive chairman of the Group Audit Committee.

The membership of the Human Resources Committee is currently composed of three non-executive directors and the Group chairman. The committee's main responsibilities include the evaluation of all aspects of human resources, including the remuneration of executive directors and senior executives. The Group chairman is not present when his remuneration is discussed. The committee meets at least four times during the year.

The board of directors is of the view that these committees carry out their responsibilities in compliance with their mandates.

Insider trading

A formal insider trading policy, addressing dealing in shares by directors, officers and employees during closed periods, has been implemented.

The closed periods of the Group are from 1 January until the date of announcement of the final results and from 1 July until announcement of the interim results.

Risk management and internal control

The directors, supported by the audit and risk management committees, are accountable for ensuring that the Group maintains adequate risk management processes, including effective systems of internal control.

Risk management processes and systems of internal control are in place and are subject to regular review by management and internal audit to ensure continued efficiency and effectiveness of processes.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls and systems has occurred.

Integrated sustainability

The role of the stakeholders in the sustainability of the Group is recognised. In this regard, programmes and involvement in projects have been initiated addressing areas in which meaningful contributions can be made. Stakeholder relationships are strengthened through adherence to a formal code of ethics.

13.5 Significant contracts

Save as set out below, no company within the Group has entered into any contract other than in the ordinary course of business within the period of two years immediately preceding the date of this circular, which is or may be material or has entered into any other contract, other than in the ordinary course of business, and no company in the Group has entered into any contract which contains provisions in terms of which such company has any obligation or entitlement which is material to the Group.

The following are the significant contracts:

(i) Sage International Finance Limited BVI – US$65 million Equity Linked Note issued on 22 June 2001;

(ii) the underwriting agreement dated 8 April 2003 entered into between Sage Group, AVASA, ABSA and FSL;

(iii) the irrevocable undertaking from MPF dated 8 April 2003;

(iv) a loan agreement dated 29 May 2002 entered into between Sage Group and Sage International Finance Limited BVI in terms of which Sage International Finance Limited BVI lent and advanced R526 422 000 to Sage Group;

(v) a sale of shares agreement dated 29 May 2002 entered into between Sage Life Limited and Sage Holdings (USA) Incorporated in terms of which Sage Life Limited sold its shares in Sage International Finance Limited BVI for US$1 000;

(vi) RI Marsden and Sage Life Assurance of America Inc. are parties to an employment contract which provides, *inter alia*, that in the event of termination of his employment without cause, he will continue to be paid his base salary and employee welfare benefits for a period of 24 months; and

(vii) JP Davies, JE Henderson, L Kaplan and B Nackan are parties to employment contracts which provide, *inter alia*, that in the event of retrenchment they will be entitled to receive a lump sum compensation of between one and two times annual remuneration, depending upon length of service.

13.6 Acquisitions and disposals of property

Details of the acquisitions and disposals of companies, businesses and properties by the Group over the past three years are reflected in Annexure 8.

14 Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at the registered office of Sage Group and at the office of Werksmans:

- this circular;
- the Memorandum and Articles;
- significant contracts relating to Sage Group referred to in paragraph 13.5;
- the written consents of advisers to Sage Group to the publication of their names in this circular in the form and context in which they appear;
- the *audited annual reports of Sage Group for the financial years ended* 31 March 2001, 31 March 2002 and 31 December 2002;
- report of the Independent Reporting Accountants on the pro forma financial information of the Group; and
- the latest valuations relative to immovable property of the Group.

Signed by G Griffin and JP Davies on Tuesday, 6 May 2003 on behalf of the directors of Sage Group

Sage Group Limited

Extracts from the memorandum and Articles relating to the directors of Sage Group

APPOINTMENT, REMUNERATION OF DIRECTORS AND BORROWING POWERS OF THE COMPANY AS THEY MAY BE EXERCISED BY THE DIRECTORS

APPOINTMENT OF DIRECTORS

34 A general meeting of the directors shall have the power, from time to time, to appoint anyone as a director, either to fill a vacancy in the directors or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these Articles and the appointment of any director so appointed shall cease at the conclusion of the next annual general meeting, unless it is confirmed at the annual general meeting.

37 The remuneration of the directors for their services as such shall be determined from time to time by a general meeting.

38 The directors shall be paid all travelling, subsistence and other expenses properly incurred by them in the execution of their duties in or about the business of the Company and which are authorised or ratified by the directors.

BORROWING POWERS

43 The directors may exercise all the powers of the Company to borrow money and to mortgage or encumber its undertaking and property or any part thereof and to issue convertible debentures or debenture stock (whether secured or unsecured), whether outright or as security for any debt, liability or obligation of the Company or of any third party. However, the directors shall restrict the borrowings of the Company so as to ensure that the aggregate amount at any one time owing by the Company in respect of monies borrowed by it shall not exceed the amount for the time being authorised by its holding Company, if the Company is a subsidiary of a holding company whose shares are listed on a stock exchange.

INTERESTS OF DIRECTORS

45 Subject to compliance with the provisions of the Act, a director shall not be liable (in the absence of any agreement to the contrary) to account to the Company for any profit or other benefit arising out of any contract entered into by the Company in which he is directly or indirectly interested.

46 A director shall, if he has, in accordance with the Act, disclosed his interest (if it is material) in the relevant contract or arrangement -

46.1 be counted in a quorum for the purpose of a meeting of directors at which he is present to consider any matter,

and

46.2 be entitled to vote in regard to any matter, relating to any existing or proposed contract or arrangement in which he is interested, other than a contract or arrangement regulating his holding of an office or place of profit under the Company or a subsidiary of the Company.

DISQUALIFICATION OF DIRECTORS

47 A director shall cease to hold office as such if he –

47.1 is prohibited from being or is removed as or is disqualified from acting as a director of a company in terms of the Act;

47.2 gives notice to the Company of his resignation as a director with effect from the date of, or such later date as is provided for in, such notice;

47.3 absents himself from meetings of directors for six consecutive months without the leave of the other directors, and they resolve that his office be vacated, provided that this provision shall not apply to a director who is represented by an alternate who does not so absent himself;

47.4 is given notice, signed by members holding in the aggregate more than 50% of the total voting rights on a poll of all members then entitled to vote on a poll at the general meeting, of the termination of his appointment.

PROCEEDINGS OF DIRECTORS

48 The directors may –

48.1 meet, adjourn and otherwise regulate their meetings as they think fit and any director shall be entitled to convene a meeting of the directors;

48.2 determine what notice shall be given of their meetings and the means of giving that notice, provided that any such prior determination may be varied, depending on the circumstances and reasons for the directors' meeting in question.

49 Unless otherwise determined by the company in general meeting, or by a meeting of the directors at which all the directors are present, the quorum necessary for the transaction of the business of the directors shall be a majority of the directors for the time being in office. A resolution of directors shall be passed by a majority of the votes of the directors present at the meeting at which it is proposed.

50 The directors may elect a chairman and a deputy chairman or deputy chairmen of the directors and determine the period for which each is to hold office, provided that a chairman's appointment shall only be for a period of one year unless he is re-elected. If more than one deputy chairman is elected, the directors shall, upon their election, determine the order of their seniority. At any meeting of directors, the chairman of the directors, or if he is not present or willing to act as such, the most senior deputy chairman present and willing to act as such, shall act as chairman. If no chairman has been elected, or is present and willing to act as such, the directors present at any directors' meeting shall choose one of their number to be chairman of the meeting.

51 Subject to the provisions of the Act, a resolution signed by the directors (or their alternates, if applicable) who are present at the time when and at the place in the Republic at which the resolution in question is signed by the first of such directors, whose number is not less than that of a quorum for a meeting of directors, and inserted in the minute book, shall be as valid and effective as if it had been passed at a meeting of directors. Any resolution may consist of several documents, each of which may be signed by one or more directors (or their alternates, if applicable) and shall be deemed to have been passed on the date on which it was signed by the last director who signed it (unless a statement to the contrary is made in that resolution).

EXECUTIVE DIRECTORS

52 The directors may appoint from time to time one or more of the directors as executive directors or as managing directors of the Company, on such terms and conditions as to remuneration and otherwise (but for a maximum period of five years in the case of any one appointment) as may be determined from time to time by a disinterested quorum of the directors, provided that the appointment of any executive director or managing director shall, without prejudice to any claim of any nature whatever which any such director may have against the Company, cease if for any reason he ceases to be a director.

Annexure 2

Directors of Sage Life Limited

The current functions and addresses of the directors of Sage Life are set out below:

Name	Function	Address	Qualifications
HL Shill	Chairman	11th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BCom, CA(SA), SEP Stanford, Chairman
G Griffin	Executive Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BSc FIA, appointed non-executive director in 1999 and Group CEO in April 2003, Business Consultant, former MD, Old Mutual Group
MP Adonisi	Non-Executive Director	12th Floor, 76 Juta Street, Braamfontein	DipTheol, BA (Hons), MA M (Management), appointed 1994, Director Adonisi and Associates
Dr DC Cronjé	Non-Executive Director	5th Floor, ABSA Towers East, 170 Main Street, Johannesburg	BCom (Hons) MCom, DCom, appointed 1991, Chairman, ABSA Group Ltd
KC Daly	Executive Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	Agency Sales, Event Management and Compliance, 35 years service
JP Davies	Chief Executive SA Operations	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	SEP Stanford, Chief Executive (SA Operations), Chief Executive Officer, Sage Life, 32 years service
BJ du Plessis	Non-Executive Director	Caxton House, 368 Jan Smuts Ave, Johannesburg	BSc, appointed 1993, Business Consultant, former Minister of Finance
JE Henderson	Executive Director and Statutory Actuary	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BSc(Hons) FIA, FASSA, ASA. Actuarial, Legal Services and Company Valuator, 24 years service
Dr BM Ilsley	Non-Executive Director	60 Mount Street, Bryanston	BSc (Chem Eng) PhD, CFP, appointed 1985, former Sage Group Chief Executive
L Kaplan	Group Executive Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BCom CA(SA), Group Finance, 8 years service
PM Karstel	Executive Director Finance	8th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BCom CA(SA), Finance, 15 years service
RI Marsden	Chief Executive International Operations	Sage Life Assurance of America Inc. 969 High Ridge Road, Suite 200, Stamford, Connecticut 06905, USA	BCom (Hons), MCom, CA(SA), Chief Executive Sage Life of America (International operations), 8 years service
B Nackan	Executive Director Corporate Communications	11th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BA (Econ), SEP Stanford, MD, Sage Unit Trusts Limited, 28 years service
JH Postmus	Non-Executive Director	"Kiepersol", 86 Ridgewater Lane, Lynnwood Manor, Pretoria	BCom, appointed 1996, formerly GM, SA Reserve Bank
A Singleton	Executive Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	AIBS, ACIBM, Individual Operations and Company Services, 18 years service
CD Stein	Non-Executive Director	Werksmans Attorneys, 155 – 5th Street, Sandown	BCom, LLB, HDipTax, appointed 1993, Chairman Werksmans Inc.
CR Tomsett	Executive Director	12th Floor, Alliance Building, Fraser Street, Johannesburg	Employee Benefits, 27 years service
Adv. T van Wyk	Non-Executive Director	Remgro Ltd, The Court House, 2 Saxon Road, Sandhurst	BCom LLB LLM, appointed 1991, Executive Director Remgro Limited
CL van Wyk	Non-Executive Director	17 Epping Road, Forest Town, Johannesburg	FFA, appointed 1993, Chairman ABSA Offshore and Stonehage Financial Services Holdings Limited
M Venter (alt to CR Tomsett)	Executive Director	12th Floor, Alliance Building, Fraser Street, Johannesburg	BSC Hons FFA CFP, Employee Benefits, 7 years service
K Vlok (alt to KC Daly)	Executive Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BCom MBL, Broker Division, 15 years service

Save for A Singleton, who is British, all the directors of Sage Life Limited are South African nationals.

Directors of Sage Unit Trusts Limited

The current functions and addresses of the directors of Sage Unit Trusts Limited are set out below:

Name	Function	Address	Qualifications
HL Shill	Chairman	11th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BCom, CA(SA), SEP Stanford, Founder and Chairman
B Nackan	Executive Director Corporate Communications	11th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BA (Econ), SEP Stanford, MD, Sage Unit Trusts Limited, 28 years service
G Griffin	Executive Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BSc, FIA, appointed non-executive director in 1999 and Group CEO in April 2003, Business Consultant, former MD, Old Mutual Group
MP Adonisi	Non-Executive Director	12th Floor, 76 Juta Street, Braamfontein	DipTheol, BA (Hons), MA M (Management), appointed 1994, Director Adonisi and Associates
Dr DC Cronjé	Non-Executive Director	5th Floor, ABSA Towers East, 170 Main Street, Johannesburg	BCom (Hons), MCom, DCom, appointed 1991, Chairman, ABSA Group Ltd
KC Daly	Executive Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	Agency Sales, Event Management and Compliance, 35 years service
JP Davies	Chief Executive SA Operations Johannesburg	10th Floor, Sage Centre, 10 Fraser Street, Sage Life, 32 years service	SEP Stanford, Chief Executive (SA Operations), Chief Executive Officer,
BJ du Plessis	Non-Executive Director	Caxton House, 368 Jan Smuts Ave, Johannesburg	BSc, appointed 1993, Business Consultant, former Minister of Finance
JE Henderson	Executive Director and Statutory Actuary	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BSc (Hons), FIA, FASSA, ASA. Actuarial, Legal Services and Company Valuator, 24 years service
Dr BM Ilsley	Non-Executive Director	60 Mount Street, Bryanston	BSc (Chem Eng) PhD, CFP, appointed 1985, former Sage Group Chief Executive
L Kaplan	Group Executive Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BCom CA(SA), Group Finance, 8 years service
PM Karstel	Executive Director Finance	8th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BCom CA(SA), Finance, 15 years service
RI Marsden	Chief Executive International Operations	Sage Life Assurance of America Inc. 969 High Ridge Road, Suite 200, Stamford, Connecticut 06905, USA	BCom (Hons), MCom, CA(SA), Chief Executive Sage Life of America (International operations), 8 years service
JH Postmus	Non-Executive Director	"Kiepersol", 86 Ridgewater Lane, Lynnwood Manor, Pretoria	BCom, appointed 1996, formerly GM, SA Reserve Bank
A Singleton	Executive Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	AIBS, ACIBM, Individual Operations and Company Services, 18 years service
CD Stein	Non-Executive Director	Werksmans Attorneys, 155 – 5th Street, Sandown	BCom, LLB, HDipTax, appointed 1993, Chairman Werksmans Inc.
Adv. T van Wyk	Non-Executive Director	Remgro Ltd, The Court House, 2 Saxon Road, Sandhurst	BCom LLB LLM, appointed 1991, Executive Director Remgro Limited
CL van Wyk	Non-Executive Director	17 Epping Road, Forest Town, Johannesburg	FFA, appointed 1993, Chairman ABSA Offshore and Stonehage Financial Services Holdings Limited
K Vlok (alt to KC Daly)	Executive Director	10th Floor, Sage Centre, 10 Fraser Street, Johannesburg	BCom MBL, Broker Division, 15 years service

Save for A Singleton, who is British, all the directors of Sage Unit Trusts Limited are South African nationals.

Report of the Independent Reporting Accountants on the pro forma financial information of the Group

"The Directors
Sage Group Limited
P O Box 7755
Johannesburg 2000

2 May 2003

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE PRO FORMA FINANCIAL EFFECTS AND THE PRO FORMA CONSOLIDATED BALANCE SHEET INCLUDED IN THE CIRCULAR TO THE SHAREHOLDERS OF SAGE GROUP LIMITED ("SAGE") IN RESPECT OF A SPECIFIC ISSUE OF SHARES FOR CASH AND A RENOUNCEABLE RIGHTS OFFER ("THE CAPITAL RAISING TRANSACTIONS")

1 Introduction

We report on the unaudited pro forma financial effects set out in paragraph 6 and the pro forma consolidated balance sheet as set out in Annexure 5 of the circular to Sage shareholders, to be dated on or about 7 May 2003 ("the circular"). The abovementioned pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the capital raising transactions might have affected Sage's financial information presented for the nine months ended 31 December 2002 on the assumption that the capital raising transactions had been undertaken at the beginning of that period. Because of their illustrative nature, the unaudited pro forma financial effects and pro forma consolidated balance sheet may not fairly present Sage's financial position after the capital raising transactions.

At your request, and for purposes of the capital raising transactions, we present our report on the unaudited pro forma financial effects and the pro forma consolidated balance sheet of Sage in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE").

2 Responsibilities

The directors are solely responsible for the preparation of the unaudited pro forma financial effects and the pro forma consolidated balance sheet of Sage to which this reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared.

It is our responsibility to express an opinion on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information and pro forma consolidated balance sheet of Sage beyond that owed to those to whom those reports were addressed at their dates of issue.

3 Basis of opinion and scope of work performed

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the audited consolidated financial statements of Sage for the nine months ended 31 December 2002, considering the evidence supporting the adjustments, recalculating the amounts based on the information obtained and discussing the unaudited pro forma financial information with the directors of Sage.

Because the above procedures do not constitute either an audit or a review made in accordance with Statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited pro forma financial information, other than the opinion set out below.

Had we performed additional procedures or had we performed an audit or review of the pro forma financial information in accordance with Statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

4 Opinion

Based on our procedures, nothing has come to our attention that causes us to believe that:

- the unaudited pro forma financial effects and the pro forma consolidated balance sheet have not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Sage; and
- the adjustments are not appropriate for the purposes of the unaudited pro forma financial effects and the pro forma consolidated balance sheet, as disclosed, in terms of Section 8.29 of the JSE Listings Requirements.

Yours faithfully

GRANT THORNTON KESSEL FEINSTEIN
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg"

Pro forma financial information of the group

Set out below are:

- the audited consolidated balance sheet of the Group at 31 December 2002, extracted from the audited financial statements for the nine months then ended (shown below in the "Before" column); and
- the pro forma unaudited consolidated balance sheet of the Group at 31 December 2002, prepared for purposes of illustration only on the assumption that the specific issue of shares for cash and the rights offer had been implemented at that date and adjusted for the expenses relating to the costs of the specific issue of shares for cash and the rights offer estimated at R19 million after tax.

The report thereon of Grant Thornton Kessel Feinstein, Chartered Accountants (S.A.) is set out in Annexure 4 of this circular.

	Before R000	Specific issue of shares for cash and rights offer[1] R000	After R000
ASSETS			
Non-current assets	10 024 476		10 024 476
Tangible assets	22 545		22 545
Intangible assets	69 897		69 897
Investments in subsidiaries	–		–
Financial assets	28 023		28 023
Investments of the life assurance subsidiaries	9 904 011		9 904 011
Current assets	663 498		994 498
Inventories	6 090		6 090
Trade and other receivables	346 440		346 440
Cash and cash equivalents	310 968	331 000	641 968
Total assets	10 687 974		11 018 974
EQUITY AND LIABILITIES			
Ordinary shareholders' (deficit)/interest	(247 773)	331 000	83 227
Outside shareholders' interest	92 387		92 387
Total shareholders' (deficit)/interest	(155 386)		175 614
Equity Linked Notes	558 350		558 350
Long-term assurance funds	9 506 928		9 506 928
Current liabilities	778 082		778 082
Trade and other payables	420 225		420 225
Redeemable preference shares issued by subsidiary	91 000		91 000
Interest-bearing borrowings	107 899		107 899
Taxation	36 911		36 911
Provisions	122 047		122 047
Total equity and liabilities	10 687 974		11 018 974
Shares in issue ('000)	154 965	212 121	367 086
Net asset value per share (cents)	(159,9)		22,7
Net tangible asset value per share (cents)	(205,0)		3,6

[1] Proceeds of the specific issue of shares for cash and the rights offer of R350 million less estimated expenses of R19 million after tax.

[2] The pro forma unaudited consolidated balance sheet of the Group is provided for illustrative purposes only and because of its nature may not give a true picture of the Group's financial position.

Historical financial information of the group

The following information was extracted from the audited group financial statements for the years ended 31 March 2001 and 31 March 2002 and for the nine months ended 31 December 2002.

BALANCE SHEETS

	Note	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
ASSETS				
Non-current assets		10 024 476	9 687 665	7 146 945
Tangible assets	2	22 545	45 487	42 196
Intangible assets	3	69 897	89 517	111 199
Financial assets	4	28 023	53 200	58 702
Investments of the life assurance subsidiaries	5	9 904 011	9 499 461	6 934 848
Current assets		663 498	833 031	606 886
Inventories	6	6 090	16 339	20 683
Trade and other receivables		346 440	434 754	253 294
Cash and cash equivalents		310 968	381 938	332 909
Total assets		10 687 974	10 520 696	7 753 831
EQUITY AND LIABILITIES				
Ordinary shareholders' (deficit) interest	7	(247 773)	5 282	398 017
Outside shareholders' interest	8	92 387	92 387	89 851
Total shareholders' (deficit) interest		(155 386)	97 669	487 868
Foreign preference shares		–	–	440 166
Equity Linked Notes	9	558 350	739 863	–
Long-term assurance funds	10	9 506 928	9 061 009	6 327 787
Current liabilities		778 082	622 155	498 010
Trade and other payables		420 225	358 089	257 131
Redeemable preference shares issued by subsidiaries	11	91 000	108 500	118 500
Interest-bearing borrowings		107 899	79 097	11 244
Taxation		36 911	12 606	51 184
Provisions	12	122 047	63 863	59 951
Total equity and liabilities		10 687 974	10 520 696	7 753 831

INCOME STATEMENTS

	Note	9 months to 31 December 2002 R000	12 months to 31 March 2002 R000	12 months to 31 March 2001 R000
Revenue		1 813 710	2 851 920	6 729 365*
Domestic operations		147 429	91 216	110 799
Operating surplus		228 139	121 695	133 957
Provision against share scheme loans		(57 720)	(10 301)	–
Finance costs	13.2	(21 724)	(18 490)	(13 293)
Exceptional items	13.3	(1 266)	(1 688)	(9 865)
International operations		(305 351)	(226 357)	–
Loss from international operations		(80 243)	(178 617)	–
– Operating deficit (non-recurring)		(182 466)	(122 642)	–
– Foreign exchange adjustments		102 223	(55 975)	–
Finance costs – Equity Linked Notes	13.2	(34 831)	(46 200)	–
Exceptional items	13.3	(190 277)	(1 540)	–
(Loss) profit before taxation	13	(157 922)	(135 141)	110 799
Taxation	14	73 436	100 455	50 869
(Loss) profit after taxation		(231 358)	(235 596)	59 930
		(8 151)	(18 687)	(14 509)
Minority interest		(8 151)	(10 545)	–
Foreign preference dividends		–	(8 142)	(14 509)
Net (loss) profit attributable to ordinary shareholders		(239 509)	(254 283)	45 421
Adjustment for exceptional items		191 543	3 228	9 865
Headline (loss) earnings		(47 966)	(251 055)	55 286
Reconciliation of headline loss to core headline (loss) earnings				
Headline (loss) earnings		(47 966)	(251 055)	55 286
International operations – discontinued		80 243	178 617	–
International minorities and preference dividends		8 151	18 687	14 509
Provision for share scheme loans		57 720	10 301	–
Core headline earnings (loss)		98 148	(43 450)	69 795
Core headline earnings (loss) per ordinary share (cents)	15	65,3	(29,6)	49,3
Headline (loss) earnings per ordinary share (cents)	15	(31,9)	(171,1)	39,0
Attributable (loss) earnings per ordinary share (cents)	15	(159,4)	(173,3)	32,1

*Turnover

STATEMENT OF CHANGES IN EQUITY

	Note	Ordinary shares R000	Share premium R000	Convertible debentures R000	Capital redemption reserve R000	Non-distributable reserves R000	(Accumulated loss) retained earnings R000	Total R000
Balance at 31 March 2001		1 448	1 302	45 167	98	301 460	48 542	398 017
Issued during year		29	–	–	(29)	–	–	–
Share issue expenses		–	(268)	–	–	–	–	(268)
Revaluation of investments		–	–	–	–	97	(97)	–
Net loss attributable to ordinary shareholders							(254 283)	(254 283)
– Domestic operations							(9 239)	(9 239)
– International operations							(245 044)	(245 044)
Ordinary dividends	16	–	–	–	–	–	(135 629)	(135 629)
Appropriation to reserve for redemption of preference shares – 2001		–	–	–	–	–	(2 211)	(2 211)
Transfer of non-distributable reserves to retained earnings		–	–	–	–	(301 000)	301 000	–
Other		–	–	–	–	(344)	–	(344)
Balance at 31 March 2002		1 477	1 034	45 167	69	213	(42 678)	5 282
Issued during year		73	17 499	(6 626)	(38)	–	–	10 908
Share issue expenses		–	(166)	–	–	–	–	(166)
Net loss attributable to ordinary shareholders							(239 509)	(239 509)
– Domestic earnings							73 993	73 993
– International operations							(313 502)	(313 502)
Ordinary dividends	16	–	–	–	–	–	(24 287)	(24 287)
Transfer of retained earnings to non-distributable reserves		–	–	–	–	998	(998)	–
Other		–	–	–	–	(1)	–	(1)
Balance at 31 December 2002		1 550	18 367	38 541	31	1 210	(307 472)	(247 773)

CASH FLOW STATEMENTS

	Note	9 months to 31 December 2002 R000	12 months to 31 March 2002 R000	12 months to 31 March 2001 R000
Cash flows from operating activities		(124 030)	(432 567)	(63 868)
Cash generated (utilised) by operations	17.1	14 094	(74 528)	164 692
Finance costs		(56 555)	(64 690)	(13 293)
Taxation paid	17.2	(49 131)	(139 033)	(64 768)
Cash (utilised) available for operating activities		(91 592)	(278 251)	86 631
Dividends paid	17.3	(32 438)	(154 316)	(150 499)
Cash flows of life assurance subsidiaries' investment activities		41 368	168 609	(288 583)
Cash flows from investing activities		(10 352)	(44 620)	256 722
Investments to maintain operations		(5 236)	(23 313)	(22 183)
– Replacement of tangible assets		(7 787)	(26 319)	(26 355)
– Proceeds on disposal of tangible assets		2 551	3 006	4 172
Acquisition and development of intangible assets		(30 293)	(26 465)	(16 352)
Decrease in financial assets	17.4	25 177	5 158	295 257
		(93 014)	(308 578)	(95 729)
Cash flows from financing activities		22 044	357 607	8 861
Redemption of foreign preference shares		–	(442 377)	–
Movement in outside shareholders' interest		–	2 536	6 313
Proceeds from issue of 8% Equity Linked Notes		–	739 863	–
Proceeds from issue of compulsorily convertible debentures		10 908	–	3 020
Costs related to shares issues		(166)	(268)	(514)
Redemption of preference shares issued by subsidiaries		(17 500)	(10 000)	–
Increase in interest-bearing borrowings		28 802	67 853	42
Net (decrease)/increase in cash and cash equivalents		(70 970)	49 029	(86 868)
Cash and cash equivalents at beginning of period		381 938	332 909	419 777
Cash and cash equivalents at end of period		310 968	381 938	332 909

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

The Group financial statements are prepared on the historical cost basis, except for investments which are valued as set out in notes 1.6 and 1.7. The principal accounting policies of the Group are set out below and are consistent in all material respects with those of the previous year. These policies comply with all relevant South African Statements of Generally Accepted Accounting Practice.

1.1 Basis of consolidation

The group financial statements incorporate those of the company and all of its subsidiaries. Subsidiaries are those companies in which the group has an interest of more than half of the voting rights or the power to exercise control. The results of any subsidiaries acquired or disposed of during the year are included from the effective dates of acquisition and up to the effective dates of disposal.

All inter-company transactions and resulting profits and losses between Group companies are eliminated on consolidation.

1.2 Life assurance subsidiaries

The surplus attributable to shareholders has been determined after making provision for actuarial liabilities and any movement in reserves.

1.3 Tangible assets

Equipment and vehicles are reflected at cost less accumulated depreciation and any impairment losses. Depreciation is charged on the straight-line basis over the estimated useful lives of the assets.

The estimated maximum useful lives of equipment and vehicles are five years for vehicles and three to ten years for equipment.

1.4 Intangible assets

1.4.1 Software in use and under development

Software is reflected at cost less accumulated amortisation and any impairment losses. Software development costs are recognised only when the costs can be reliably measured and the attributable future economic benefits are assured.

The software licence on the life administration system is being amortised on a straight-line basis over its estimated economic life of fifteen years. Other software is amortised over a maximum of five years. Assets are further impaired to the extent that any unamortised balance will, in all probability, no longer be recovered through future expected economic benefits.

1.4.2 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of that entity at the date of acquisition.

Goodwill is carried at cost less accumulated amortisation and any impairment costs and is amortised over the estimated economic lives with a maximum of twenty years. It is further written down to the extent that any amortised balance will, in all probability, no longer be recovered through future expected economic benefits.

1.5 Investments in subsidiaries

Investments in subsidiaries are stated at fair value, which in the case of the South African life assurance subsidiary is based on embedded value of the subsidiary. Any movements in fair value are recognised through the income statement.

1.6 Financial assets (excluding investments of the life assurance subsidiaries)

Investments are stated at fair value. Any movements in fair value are taken through the income statement. Fair values are determined as follows:

- Listed investments and unit trusts are stated at market value and repurchase price respectively.
- Unlisted investments are stated at directors' valuation.

1.7 Investments of the life assurance subsidiaries

1.7.1 Listed investments, unit trusts and unlisted shares, including subsidiaries, are reflected at market value, repurchase price and fair value respectively.

1.7.2 Government, public utility, municipal stock and other interest-bearing investments are reflected at market value.

1.7.3 Debentures, mortgages and loans are reflected at cost.

1.7.4 Property investments, including property subsidiaries, are shown at fair value of the respective properties and property portfolios. Property trust units are included with listed investments at market value.

1.7.5 Any amounts paid or received in respect of options, if such options are exercised, are added to the cost of acquisition, or to the proceeds of the sale, of the related investments. Amounts relating to options which lapse are included with realised surpluses or deficits on investments. Options still in force are valued at market value under the appropriate investment category.

1.7.6 *Fair value adjustments are reflected in the income statement.*

1.8 Inventories

Inventories are valued at the lower of cost and net realisable value.

1.9 Impairment of assets

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is *estimated. The recoverable amount is the higher of its net selling price and its value in use. For intangible* assets that are not yet available for use, or goodwill, the recoverable amount is estimated at each balance sheet date.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows that are largely independent of those from other assets the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount of the asset increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in previous years. For goodwill a recognised impairment loss is not reversed, unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase relates clearly to the reversal of the effect of that specific event.

1.10 Translation of foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Any foreign exchange differences are dealt with in the income statement in the year in which the difference occurs.

Non-monetary assets and liabilities of subsidiaries which are considered to be integrated foreign operations, are translated at historic rates of exchange, with monetary assets and liabilities being translated at rates of exchange ruling at the financial year end. Income and expenditure of these subsidiaries are translated at the weighted average rate of exchange during the year. Exchange differences arising from the translation of integrated foreign operations are dealt with in the income statement in the year in which the difference occurs.

Assets and liabilities of subsidiaries which are considered to be foreign entities, are translated at rates of exchange ruling at the financial year end. Income and expenditure of foreign entities are translated at the weighted average rate of exchange during the year. Exchange differences arising from the translation of foreign entities are taken directly to non-distributable reserves. On disposal, such differences are recognised in the income statement as part of the gain or loss on disposal.

1.11 Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisations.

1.12 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.13 Income of the life assurance subsidiaries

Income and outgo is recognised in the income statement on the following bases:

- Individual premiums – when due from policyholders.
- Employee benefits premiums – when due if reasonably sure of collection, otherwise on a cash received basis.
- Benefit payments – when claims are intimated.
- New business costs – when incurred.
- Commissions – when incurred.
- Investment returns – dividends from investments are brought to account when the last day to trade for dividend purposes falls within the financial year. Interest income is accrued on a time proportion basis.

  All investment returns comprising investment income, realised and unrealised surpluses or deficits on disposal or valuation of investments, including subsidiaries, are taken to the long-term assurance fund through the income statement.

1.14 Revenue

Group revenue includes all subsidiaries, comprising investment income, sales including insurance premiums, unit trust sales, commissions and fees and excludes value-added tax.

1.15 Dividend income

Dividends from investments are brought to account when the last day to register for dividend purposes falls within the financial year.

1.16 Dividends paid/capitalisation issues

Where the company awards capitalisation shares and the shareholders are entitled to decline the capitalisation award in respect of the whole or any part of their shareholding and elect a cash dividend instead, the cash amount paid is reflected in the statement of changes in equity as dividends paid. The nominal value of the capitalisation shares to be issued is charged against capital redemption reserve.

1.17 Taxation

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity or in the long-term assurance fund. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity or the long-term assurance fund.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Capital gains tax balances are reflected at current value and have not been discounted. Deferred capital gains tax relating to the assets underlying the policyholders' funds is included in the long-term assurance fund.

1.18 Employee benefits

1.18.1 Short- and long-term benefits

The cost of all short-term employee benefits, such as salaries, annual and sick leave, medical and other contributions, is recognised during the period in which the employee renders the related service.

Long-term benefits, such as long service leave, are recognised and provided for at balance sheet date based on current salary rates.

1.18.2 Retirement benefits

The Group provides defined benefit and defined contribution plans for the benefit of employees, the assets of which are held in separate funds. These plans are funded by contributions from the group and employees. Contributions to a defined contribution plan in respect of service in a particular period are recognised as an expense in that period. Current service costs in respect of a defined benefit plan are recognised as an expense in the current period. The defined benefit liability, current service costs and post service costs are determined by using the Projected Unit Credit Method. Past service costs, experience adjustments, the effects of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees in a defined benefit plan are recognised as an expense or as income systematically over the expected remaining working lives of those employees (except in the case of certain plan amendments where the use of a shorter time period is necessary to reflect the receipt of economic benefits by the enterprise).

1.18.3 Post-retirement medical

No contributions are made to the medical aid of retired employees.

1.18.4 Equity compensation benefits

The group from time to time allocates convertible debentures or grants share options to employees in terms of its share incentive schemes. Costs incurred in administering the schemes are expensed as incurred.

1.19 Segmental reporting

The primary business segments are South African and international life assurance, unit trusts and other financial services. During the period the board of directors resolved to dispose of all international operations and accordingly, the international life assurance segment has been classified as a discontinued operation.

On a secondary segment basis, significant geographic marketing regions have been identified.

The basis of segmental reporting is representative of the internal structure used for management reporting.

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
2 TANGIBLE ASSETS			
Cost	80 746	94 320	74 471
– Equipment	59 262	73 016	53 889
– Vehicles	21 484	21 304	20 582
Depreciation and impairment losses	58 201	48 833	32 275
– Equipment	47 745	38 349	22 403
– Vehicles	10 456	10 484	9 872
Net book value	22 545	45 487	42 196
2.1 Analysis of movements in net book value			
Opening balance	45 487	42 196	26 895
Additions	7 787	26 319	26 355
– Equipment	3 460	21 014	17 835
– Vehicles	4 327	5 305	8 520
Impairment of assets of international operations	(14 505)	–	–
Disposals	(2 192)	(2 381)	(3 467)
– Equipment	(1 022)	(879)	(160)
– Vehicles	(1 170)	(1 502)	(3 307)
Depreciation	(14 032)	(20 647)	(7 587)
– Equipment	(11 169)	(16 953)	(3 913)
– Vehicles	(2 863)	(3 694)	(3 674)
Closing balance	22 545	45 487	42 196
3 INTANGIBLE ASSETS			
Cost	124 072	131 959	141 626
– Software	90 305	67 390	77 057
– Goodwill	33 767	64 569	64 569
Amortisation and impairment losses	(54 175)	(42 442)	(30 427)
– Software	(36 025)	(18 628)	(9 842)
– Goodwill	(18 150)	(23 814)	(20 585)
Net book value	69 897	89 517	111 199
3.1 Analysis of movements in net book value			
Opening balance	89 517	76 755	99 604
Additions – software	30 438	24 777	16 354
Disposals – software	(145)	–	(2)
Impairment of assets of international operations	(31 237)	–	–
– Software	(7 365)	–	–
– Goodwill	(23 872)	–	–
Amortisation	(18 676)	(12 015)	(4 757)
– Software	(17 410)	(8 786)	(1 648)
– Goodwill	(1 266)	(3 229)	(3 109)
Closing balance	69 897	89 517	111 199
4 FINANCIAL ASSETS			
At fair value			
Unit trust units	23 456	22 236	19 935
Unlisted investments			
– Amounts advanced to share incentive trusts	4 013	30 731	38 536
– Other	554	233	231
	28 023	53 200	58 702

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
5 INVESTMENTS OF THE LIFE ASSURANCE SUBSIDIARIES			
5.1 Sage Life Limited			
Listed investments	2 183 608	2 363 664	2 512 150
– Shares	1 251 978	1 171 348	1 520 593
– Property trust units	46 678	38 854	74 585
– Foreign securities	884 952	1 153 462	916 972
Unit trust units	2 788 348	2 815 895	2 300 421
Foreign cash and cash equivalents	113 899	52 666	–
Government, public utility and municipal stock	1 297 405	1 064 674	867 856
Debentures, mortgages and loans	11 440	37 674	44 483
Property investments	481 041	532 502	550 570
Loans secured against company's life policies	85 281	86 326	79 797
	6 961 022	6 953 401	6 355 277
5.2 Sage Life Assurance of America Inc.			
Mutual fund units	2 646 376	1 498 722	110 820
Fixed interest securities	296 613	1 047 338	468 751
	2 942 989	2 546 060	579 571
5.3 Total investments	9 904 011	9 499 461	6 934 848
Sectoral analysis of listed shares – Sage Life Limited	1 251 978	1 171 348	1 520 593
	%	%	%
Mining resources	2,9	4,1	11,1
Non-mining resources	2,7	4,3	1,1
Financial	84,0	76,0	71,5
Insurance	1,8	2,7	3,0
Industrial	8,6	12,6	13,1
Real estate	–	0,3	0,2
	100,0	100,0	100,0

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
6 INVENTORIES			
Property			
– Work in progress	2 981	8 673	1 696
– Completed developments	2 817	3 539	16 244
Unit trust units	292	4 127	2 743
	6 090	16 339	20 683
7 ORDINARY SHAREHOLDERS' (DEFICIT) INTEREST			
Ordinary share capital (note 7.1)	1 550	1 477	1 448
Share premium (note 7.3)	18 367	1 034	1 302
Capital redemption reserve	31	69	98
Non-distributable reserves (note 7.4)	1 210	213	301 460
(Accumulated loss) retained earnings	(307 472)	(42 678)	48 542
Compulsorily convertible debentures (note 7.5)	38 541	45 167	45 167
	(247 773)	5 282	398 017

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
7 ORDINARY SHAREHOLDERS' (DEFICIT) INTEREST (continued)			
7.1 Ordinary share capital			
Authorised			
164 043 915 shares of 1 cent each			
(31 March 2002 – 164 043 915)	1 640	1 640	1 640
Issued			
154 964 862 shares of 1 cent each			
(31 March 2002 – 147 729 514)	1 550	1 477	1 448
In terms of a shareholders' resolution dated 21 August 2002, the unissued shares are under the control of the directors. The authority remains in force until the forthcoming annual general meeting.			
7.2 Preference share capital			
Variable rate redeemable "A" preference shares			
Authorised and issued			
80 951 085 shares of 1 cent each	810	810	810
Share premium redemption obligation (note 7.3)	444 421	444 421	444 421
	445 231	445 231	445 231
Less: Set off against investments in subsidiaries	445 231	445 231	445 231
	–	–	–
The variable rate redeemable "A" preference shares were ordinary shares held by Sage Holdings Limited and converted to preference shares in terms of a Scheme of Arrangement entered into in 1992. This cross holding is eliminated on consolidation, and for this reason, these preference shares have been set off against the investments in subsidiaries.			
These preference shares are redeemable at the option of the company.			
7.3 Share premium			
Total premium	462 788	445 455	445 723
Less: Redemption obligation on variable rate redeemable preference shares (note 7.2)	444 421	444 421	444 421
Net premium	18 367	1 034	1 302
7.4 Non-distributable reserves			
Analysis of reserves			
Revaluation and other reserves transferred from the life fund	–	–	227 351
Foreign exchange translation gains	71	71	68
Surplus on sale of investments	–	–	57 469
Contingency reserve held in subsidiary	1 139	142	16 572
	1 210	213	301 460
7.5 Compulsorily convertible debentures			
1 975 354 debentures in issue			
(31 March 2002 – 2 370 765)	38 541	45 167	45 167

The debentures are issued in terms of the Company's share incentive scheme for employees. The debentures are unsecured and compulsorily convertible into ordinary shares on a one-for-one basis over a period of seven years starting from the respective issue dates (at the discretion of the trustees). They bear interest at a variable rate which was 13,5% at 31 December 2002.

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
8 OUTSIDE SHAREHOLDERS' INTEREST			
Preference share capital			
Non-redeemable preference shares issued by USA subsidiary carrying a dividend coupon rate of 9,048% per annum.	92 387	92 387	89 851

The ordinary and preferred shareholders of the international subsidiary, Sage Life Holdings of America Inc. (SLHA), entered into a Preferred Stock Purchase Agreement with Swiss Re whereby SLHA is required to maintain Sage Life's statutory-basis capital and surplus at an amount not less than $20 million. At 31 December 2002, SLHA was in breach of the minimum capital covenant since Sage Life's statutory capital and surplus at that date had fallen to $8,6 million due to charges relating to severance and future anticipated run-off expenses over the next twenty years. SLHA does not have the right to cure this breach in accordance with the 30 September 2002 agreement modifications. Consequently, subject to requisite regulatory approvals, Swiss Re has the right to exercise its option under the terms of the Preferred Stock Agreement to assume voting control of SLHA. Swiss Re has not yet exercised, and has yet to indicate, whether it would exercise such an option.

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
9 EQUITY LINKED NOTES			
9.1 13 000 8% unsecured Equity Linked Notes due 2005			
Nominal value of US$65 million at the rate of exchange ruling at the date of the balance sheet	558 350	739 863	—

9.2 The notes were issued on 22 June 2001 at a price of US$5 000 per note by Sage International Finance Limited and are fully guaranteed by Sage Group Limited. Unless previously purchased or redeemed, the notes will be redeemed at their issue price on 31 July 2005.

9.3 Noteholders have the right to redeem their notes at any time from 31 July 2003 until 24 July 2005 at a price per note equal to the market value of an ABSA Group Limited share, in US$ multiplied by 947,982.

9.4 The issuer may redeem all notes at any time from 31 July 2004, at their issue price, if:

- the market value per ABSA Group Limited share for purposes of 9.3 above, exceeds US$6,59; or
- purchases and/or redemptions have been effected in respect of more than 90% of the notes.

9.5 Interest is payable semi-annually in arrear on 31 January and 31 July in each year.

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
10 LONG-TERM ASSURANCE FUNDS	9 506 928	9 061 009	6 327 787

The funds comprise actuarial liabilities (allowing for all forms of profit participation by the various classes of policies).

This includes the separate account liabilities of Sage Life Assurance of America Inc. amounting to R2 823 million (31 March 2002 – R2 372 million).

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
11 REDEEMABLE PREFERENCE SHARES ISSUED BY SUBSIDIARIES	91 000	108 500	118 500
Preference capital, with variable rates of dividend linked to a weighted average rate of 67,97% of the prime bank overdraft rate, is repayable within one year. Subsequent to the year end, R44 million of this preference capital has been converted to short-term interest-bearing borrowings.			
12 PROVISIONS			
12.1 Employee-related provisions	33 749	17 605	14 924
Opening balance	17 605	14 924	12 217
Charge to income statement	110 230	5 564	5 412
Utilised during period	(94 086)	(2 883)	(2 705)
12.2 Other provisions	88 298	46 258	45 027
Opening balance	46 258	45 027	44 907
Charge to income statement	116 396	6 328	5 017
Utilised during period	(74 356)	(5 097)	(4 897)
	122 047	63 863	59 951
13 (LOSS) PROFIT BEFORE TAXATION			
13.1 (Loss) profit before taxation includes the following:			
Income			
Life assurance subsidiaries			
– Investment income	199 460	367 223	286 916
– Realised and unrealised surpluses on investments	85 170	664 281	472 272
Investments	5 479	14 453	21 341
– Listed dividends	3 866	6 252	5 165
– Unlisted dividends	430	855	–
– Unlisted interest	1 183	7 346	16 176
Charges			
Depreciation and amortisation	32 708	32 662	12 344
– Tangible assets	14 032	20 647	7 587
– Intangible assets	18 676	12 015	4 757
Impairment of assets of international operations	110 125	–	–
– Goodwill	23 872	–	–
– Software	7 365	–	–
– Tangible assets	14 505	–	–
– Other assets	64 383	–	–
Operating lease charges	16 447	21 130	9 762
– Fixed property and equipment	6 561	21 130	9 762
– Fixed property – discontinued operations	9 886	–	–
Staff costs	250 522	251 396	171 160
Staff costs – discontinued operations retrenchment	54 585	–	–
Remuneration to non-employees	55 917	99 347	37 064
– Investment management services	16 127	43 853	3 627
– Consulting and outsourced technical services	35 212	49 161	33 065
– Actuarial services	1 203	2 505	38
– Secretarial services	3 375	3 828	334

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

		31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
13.1	**(Loss) profit before taxation includes the following: (continued)**			
	Auditors' remuneration	6 747	17 854	3 523
	– Audit fees	4 801	9 131	2 094
	– Internal audit services outsourced	1 093	1 243	1 218
	– Other services	853	7 480	211
	Profit on disposal of equipment and vehicles	359	625	(705)
13.2	**Finance costs**			
	Domestic operations	21 724	18 490	13 293
	– Net interest paid on convertible debentures held by share incentive trust	3 717	–	–
	– Redeemable preference dividends (note 11)	8 435	9 325	10 323
	– Interest on bank and other short-term borrowings	9 572	9 165	2 970
	International operations – Interest on 8% Equity Linked Notes	34 831	46 200	–
		56 555	64 690	13 293
13.3	**Exceptional items**			
	Domestic operations			
	– Amortisation of goodwill	1 266	1 688	3 109
	Donation to the Sage Foundation	–	–	6 715
	Net deficit on disposal of investments	–	–	41
	International operations	190 277	1 540	–
	– Impairment of assets			
	– Goodwill	23 872	1 540	–
	– Software	7 365	–	–
	– Tangible assets	14 505	–	–
	– Other assets	64 383	–	–
	– Other discontinuance costs	80 152	–	–
		191 543	3 228	9 865

13.4 Directors' emoluments

	Services as directors R000	Cash portion of salary R000	Retirement and medical contributions R000	Other R000	Total R000
9 months to 31 December 2002					
Executives					
HL Shill	60	1 162	89	119	1 430
JP Davies	53	1 036	118	218	1 42
JE Henderson	53	1 132	88	23	1 296
L Kaplan	53	849	128	45	1 075
RI Marsden[1]	–	5 275	503	14	5 792
B Nackan	53	798	148	63	1 062
	272	10 252	1 074	482	12 080

13.4 Directors' emoluments	Services as directors R000	Cash portion of salary R000	Retirement and medical contributions R000	Other R000	Total R000
9 months to 31 December 2002					
Non-executives					
MP Adonisi	62	–	–	102	164
Dr DC Cronjé	74	–	–	–	74
BJ du Plessis	67	–	–	–	67
DM Falck(2)	41	–	–	–	41
G Griffin	159	–	–	–	159
Dr BM Ilsley	53	–	–	–	53
DF Mostert(3)	41	–	–	–	41
JH Postmus	53	–	–	–	53
CD Stein	67	–	–	–	67
CL van Wyk	92	–	–	–	92
Adv. T van Wyk	74	–	–	–	74
WD Winckler(4)	62	–	–	–	62
	845	–	–	102	947
	1 117	10 252	1 074	584	13 027
Year ended 31 March 2002					
Executives					
HL Shill	87	2 068	82	291	2 528
JP Davies(5)	58	1 135	76	123	1 392
JE Henderson(5)	58	868	66	56	1 048
L Kaplan(5)	58	772	118	247	1 195
RI Marsden(1, 5)	-	5 169	503	-	5 672
B Nackan	70	1 078	180	105	1 433
	331	11 090	1 025	822	13 268
Non-executives					
MP Adonisi	85	–	–	118	203
Dr DC Cronjé	95	–	–	–	95
BJ du Plessis	90	–	–	–	90
DM Falck	70	–	–	–	70
G Griffin	268	–	–	–	268
Dr BM Ilsley	70	–	–	–	70
DF Mostert	70	–	–	–	70
JH Postmus	70	–	–	–	70
CD Stein	90	–	–	–	90
CL van Wyk	122	–	–	–	122
Adv. T van Wyk	83	–	–	–	83
WD Winckler	85	–	–	–	85
	1 198	–	–	118	1 316
	1 529	11 090	1 025	940	14 584

13.4 Directors' emoluments (continued)

From subsidiary companies

Notes:

1 Payment made in US Dollars. Conversion to Rand done at average exchange rates.
2 Resigned on 8 November 2002.
3 Resigned on 31 October 2002.
4 Retired on 31 December 2002.
5 Appointed on 30 May 2001.

Directors' service contracts

RI Marsden and Sage Life Assurance of America Inc. are parties to an employment contract which provides, *inter alia*, that in the event of termination of his employment without cause, he will continue to be paid his base salary and employees welfare benefits for a period of 24 months.

JP Davies, JE Henderson, L Kaplan and B Nackan are parties to employment contracts which provide, *inter alia*, that in the event of retrenchment they will be entitled to receive a lump sum compensation of between one and two times annual remuneration, depending upon length of service.

Share options

The following options were held by directors on 31 December 2002:

	Number of options	Issue date	Issue price (cents)	Expiry date
JP Davies	400 000	12 March 2002	525	12 March 2012
JE Henderson	188 900	12 March 2002	525	12 March 2012
Dr BM Ilsley	99 500	12 March 2002	525	12 March 2012
L Kaplan	262 100	12 March 2002	525	12 March 2012
RI Marsden	141 200	12 March 2002	525	12 March 2012
B Nackan	170 200	12 March 2002	525	12 March 2012
	1 261 900			

No options were allocated or exercised during the review period.

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
14 TAXATION			
14.1 Charge for the year			
Taxation on income			
South African normal taxation			
– Current – current year	39 762	41 865	16 572
– prior year	–	(19)	56
– Deferred – current year	–	(680)	(1 300)
Life company 29A transitional taxation	–	–	(10 668)
Capital gains tax	(1 766)	1 766	–
Secondary tax on companies	2 832	16 738	10 237
Total taxation on income	40 828	59 670	14 897
Transaction and other taxes	32 608	40 785	35 972
Total taxation	73 436	100 455	50 869

Transaction and other taxes relates to levies, stamp duties and non-recoverable value-added tax.

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
14 TAXATION (continued)			
14.2 Reconciliation of taxation rate	%	%	%
Taxation as a percentage of (loss) profit before taxation	(47)	(74)	46
Taxation effect of:			
– Losses of international operating activities	(51)	(132)	12
– Special tax situation in South African life assurance subsidiary	26	180	12
– Non-deductible expenditure	59	42	–
– Exceptional items	36	1	(4)
– Secondary tax on companies	1	4	(9)
– Life company 29A transitional taxation	–	–	11
– Transaction and other taxes	6	9	(38)
Standard tax rate	30	30	30

14.3 Future tax relief

Estimated losses available to the group for set off against future South African taxable income amount to R63 million (31 March 2002 – R76 million). In addition, there are losses available within the life assurance subsidiary for set off against policyholders' income amounting to R428 million (31 March 2002 – R324 million).

14.4 Tax losses arising on policyholder funds

Deferred tax assets have not been recognised in respect of the above on the basis that the losses might not be utilised in the foreseeable future.

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
15 EARNINGS PER SHARE			
15.1 (Attributable loss) earnings	(239 509)	(254 283)	45 421
Exceptional items	191 543	3 228	9 865
Headline (loss) earnings	(47 966)	(251 055)	55 286
Non-recurring items	146 114	207 605	14 509
Core headline earnings (loss)	98 148	(43 450)	69 795
Weighted average number of ordinary shares in issue ('000)	150 273	146 739	141 618
Core headline earnings (loss) per share (cents)	65,3	(29,6)	49,3
Headline (loss) earnings per share (cents)	(31,9)	(171,1)	39,0
Attributable (loss) earnings per share (cents)	(159,4)	(173,3)	32,1

15.2 Earnings per share

Earnings (loss) per share is calculated by dividing the respective earnings (loss) by the weighted average number of ordinary shares in issue during the period.

15.3 Fully diluted earnings per share

The conversion of the compulsorily convertible debentures and the exercise of share options have an anti-dilutory effect. Fully diluted headline earnings and fully diluted attributable earnings per share are therefore equivalent to headline and attributable earnings per share, respectively.

	31 December 2002 R000	31 March 2002 R000	31 March 2001 R000
16 ORDINARY DIVIDENDS PAID			
Dividends paid			
– 7 October 2002 – 25 cents per share	24 287	–	–
– 21 January 2002 – 30 cents per share	–	44 319	-
– 27 July 2001 – 81 cents per share	–	91 310	–
– January 2001 – 45 cents per share	–	–	33 521
– July 2000 – 81 cents per share	–	–	94 351
	24 287	135 629	127 872
17 CASH FLOW STATEMENT			
17.1 *Cash generated (utilised) by operations*			
(Loss) income before interest and taxation	(101 367)	(68 763)	124 092
Adjustments for:			
– Unrealised foreign exchange gains	(181 513)	–	–
– Exceptional items	–	–	6 715
– Depreciation and amortisation	56 580	30 974	12 385
– Impairment of assets	21 870	–	–
– Profit on disposal of tangible assets	(359)	(625)	(705)
	(204 789)	(38 414)	142 487
Changes in working capital	218 883	(37 802)	22 205
– Decrease in inventories	10 249	4 344	3 822
– Decrease (increase) in trade and other receivables	88 314	(147 016)	(9 977)
– Increase in trade and other payables	62 136	100 958	28 360
– Increase in provisions	58 184	3 912	–
Cash generated (utilised) by operations	14 094	(76 216)	164 692
17.2 Taxation paid			
Amounts unpaid at beginning of period	(12 606)	(51 184)	(65 083)
Amounts charged to income statement	(73 436)	(100 455)	(50 869)
Amounts unpaid at end of period	36 911	12 606	51 184
	(49 131)	(139 033)	(64 768)
17.3 Dividends paid			
Ordinary dividends paid	(24 287)	(135 629)	(127 872)
Preference dividends paid	(8 151)	(18 687)	(22 597)
Capitalisation issues	–	–	(30)
	(32 438)	(154 316)	(150 499)
17.4 Decrease in financial assets			
Valuation at beginning of year	53 200	58 702	286 974
Adjustment for non-cash movements	–	(344)	66 985
Valuation at end of year	(28 023)	(53 200)	(58 702)
	25 177	5 158	295 257

18 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In common with all other businesses, the Group is exposed to financial risks. These risks are managed as part of the normal operations of the Group and the effectiveness of risk management is overseen by the Board of Directors and various board committees including the Group Audit Committee, Investment Management Committee, Actuarial Review Committee and Risk Management Committee.

The more important financial risks to which the Group is exposed are described below.

18.1 Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

All group investments, including policyholder investments, are valued at market value or directors' valuations, as appropriate, and are therefore susceptible to market fluctuations. Investments are managed with the aim to maximising returns for both shareholders and policyholders while limiting risks to acceptable levels.

The most significant portion of the Group's insurance business comprises market-related business where policyholder benefits are linked to the performance of underlying assets. Monitoring takes place on a regular basis having regard to mandate instructions, if any, to ensure that appropriate assets are held where the liabilities are dependent upon the performance of such assets and that a suitable match of assets exists for all other liabilities.

The risk of not adequately diversifying investments could result in the value of investments being inordinately affected by changes in market prices.

18.2 Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market interest rates.

The Group is exposed to interest rate risks in three areas:

- where changes in market interest rates cause fluctuations in the value of financial instruments. This in essence forms part of the market risk detailed above.
- where the Group has borrowed funds at floating interest rates at 31 December 2002. This applies to redeemable preference shares issued by subsidiaries of R91 million (note 11), and short-term borrowings totalling R107,9 million.
- where the Group has investments in portfolios that are not perfectly matched to the corresponding portfolio liabilities.

18.3 Currency risk

Currency risk is the risk that the Rand value of financial instruments will fluctuate due to changes in foreign exchange rates.

The Group's exposure to currency risk arises primarily from foreign investments made for the benefit of shareholders and non-linked policyholders and the issue of Equity Linked Notes, denominated in US$. It is the Group's policy to hedge currency risk where appropriate.

The policyholder liabilities of the Group's international subsidiaries are matched by assets in the same currency, thereby limiting exposure to currency risks.

18.4 Credit risk

Credit risk is the risk that a party to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss.

In order to minimise its exposure to this risk, the Group deals only with well established financial institutions of high credit standing and transactions are monitored in accordance with parameters established by the Board and Investment Management Committee.

18.5 Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet its obligations to a counterparty or to the restructuring of repayment terms where appropriate.

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate borrowing facilities are maintained. In terms of the company's Articles of Association, the borrowing powers of the company are unlimited. According to the terms and conditions of the Equity Linked Notes issue, however, neither the company nor Sage Life Limited may create any form of encumbrance to secure any indebtedness represented by instruments that are listed or capable of being listed, as long as the notes remain outstanding.

18.6 Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk.

These risks are monitored by the Board and relevant committees.

18.7 Underwriting risk

Underwriting risk is the risk that actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Procedures to control and manage this risk are in operation and include:

- reports by the statutory actuary on the actuarial soundness of premium rates in use and the profitability of the business.
- rate tables are approved and authorised by the statutory actuary prior to issue.
- mortality and morbidity experience is constantly monitored.
- applications for risk cover in excess of specified limits are subject to laid down procedures for review and testing where applicable.
- catastrophe insurance is in place for single-event disasters.
- all risk related liabilities above a certain retention limit are reinsured.

Trading history of Sage Group Shares

The high, low and closing prices of Sage Group shares on the JSE, and the volumes traded, since 30 June 2000, were as follows:

	High (cents)	Low (cents)	Close (cents)	Volume (shares)
Quarter ended				
30 Jun 00	2030	1600	1635	2 608 905
30 Sep 00	1700	1405	1425	3 279 709
31 Dec 00	1600	970	1020	6 830 065
31 Mar 01	1270	975	995	6 427 876
30 Jun 01	1075	780	800	8 093 370
30 Sep 01	960	680	860	6 400 598
31 Dec 01	910	780	795	3 899 572
31 Mar 02	815	490	700	3 935 279
Month ended				
31 Mar 02	710	500	700	752 352
30 Apr 02	755	670	725	1 293 477
31 May 02	800	665	700	1 560 927
30 Jun 02	700	530	570	925 947
31 Jul 02	580	400	405	1 714 780
31 Aug 02	440	362	410	5 477 220
30 Sep 02	410	315	325	2 238 478
31 Oct 02	340	200	233	2 373 229
30 Nov 02	320	225	280	6 799 125
31 Dec 02	300	160	195	2 640 318
31 Jan 03	240	190	194	1 379 775
28 Feb 03	200	150	174	2 780 056
Daily				
03 Mar 03	180	174	180	70 000
04 Mar 03	180	179	180	86 500
05 Mar 03	176	175	175	23 500
06 Mar 03	175	175	175	3 111
07 Mar 03	180	175	178	47 404
10 Mar 03	180	171	180	16 171
11 Mar 03	172	170	170	77 190
12 Mar 03	165	145	150	138 577
13 Mar 03	160	148	155	209 182
14 Mar 03	160	155	160	37 900
17 Mar 03	155	150	155	4 038
18 Mar 03	155	150	150	20 962
19 Mar 03	160	152	155	91 380
20 Mar 03	165	156	165	76 574
24 Mar 03	165	160	165	27 741
25 Mar 03	160	155	160	44 815
26 Mar 03	150	141	141	126 848
27 Mar 03	150	150	150	10 000
28 Mar 03	140	134	135	285 787
31 Mar 03	154	140	154	191 529

Acquisitions and Disposals of Properties held in Shareholders' Funds

DETAILS OF PROPERTY PURCHASES

No properties were purchased

DETAILS OF PROPERTY DISPOSALS

Property	Date of disposal	Valuation	Proceeds	Profit/ (loss)	Purchaser	Address of purchaser	Nature of proceeds
Sage Property Trust Managers Limited	March 2002	2 917 899	7 004 384	4 086 485	Pangbourne Properties Limited[1]	2nd Floor, Rodland House 382 Jan Smuts Craighall	Cash
Protec Park Properties (pending transfer)	April 2003	11 080 000	11 400 000	320 000	Metboard Properties Limited[1]	1st Floor, Investec Building 100 Grayston Drive Sandton	50% cash 50% Metprop Property Units
Embankment Park	June 2002	1 350 000	1 500 000	150 000	Golden Quilt Investments 105 CC	301 Lougardia Building Embankment Street Centurion	Cash
Sage Life Towers	July 2002	29 300 000	29 300 000	–	Cavaleros Construction Company (Pty) Ltd	7d Geldenhuis Road Malvern West Germiston	Cash

[1] JSE listed entity with no controlling shareholder

Schedule of material loans

Details of material debt of and loans to Sage Group

Name of lender	Nature of loan	Balance as at 31 December 2002 R000	Secured/ Unsecured	Nature of security
Equity Linked Note Holders	Guaranteed Equity Linked Notes	558 350	Unsecured	Note 1
Various (refer to table in note 2)	Preference shares	91 000	Unsecured	Note 2
ABSA	Banking Facility	24 800	Secured	Note 3
Nedcor Limited	Banking Facility	70 343	Secured	Note 3

Note:

(1) 13 000 8% unsecured Equity Linked Notes due 2005 with a nominal value of US$ 65 million at the rate of exchange ruling at the date of the year ended 31 December 2002. The notes were issued on 22 June 2001 at a price of US$ 5 000 per note by Sage International Finance Limited BVI, a wholly owned subsidiary of Sage Group Limited. Unless previously purchased or redeemed, the notes will be redeemed at their issue price on 31 July 2005.

Holders of the notes have the right to redeem their notes at any time from 31 July 2003 until 24 July 2005 at a price per note equal to the market value of an ABSA Group Limited share in US$ multiplied by 947,982.

Sage Group Limited may redeem all notes at any time from 31 July 2004 at their issue price if:

- the market value per ABSA Group Limited share for purposes of the preceding paragraph exceeds US$ 6,59 or
- purchases and/or redemptions have been effected in respect of more than 90% of the notes.

Interest is payable semi-annually in arrears on 31 January and 31 July of each year.

The notes were issued to fund the international operations of the Group.

(2) Preference shares with variable rates of dividend linked to a weighted average rate of 67,97% of the prime bank overdraft rate, repayable within one year. The proceeds to redeem the shares will be out of the ordinary cash operations of the Group activities and available facilities. The details of the preference shares are as follows:

Lender	Interest	Balance at 31 December 2002 R000	Repayment terms
2.1 ABSA	70% prime	56 000	R12 million redeemed by 31 March 2003 R44 million converted to overnight loan facility
2.2 Milnerton Estates	64% prime	10 000	Redeemable 3 October 2003
2.3 Forbes Holdings	65% prime	25 000	Redeemed 31 January 2003
Total		**91 000**	

(3) Interest is payable at prime on the ABSA banking facility and at market related rates on the Nedcor banking facility. The banking facilities were put in place in order to meet working capital requirements and in part to meet the interest payments on the Equity Linked Notes referred to in note 1. Both banking facilities are secured by means of a pledge of certain ordinary shares in Sage Life.

Contingent liabilities and capital commitments

	31 December 2002 R000	31 March 2002 R000
Guarantees furnished in respect of performance guarantees, mortgages and municipal services relating to property activities from which it is anticipated that no material liabilities will arise	6 566	5 155
Guarantee relating to Equity Linked Notes on behalf of subsidiary	558 350	739 863
Future operating lease charges for premises	12 286	84 538
- Payable in one year	3 592	19 681
- Payable in two to five years	8 694	64 857
Guarantee in respect of overdraft facilities of subsidiary companies	97 551	105 000

Pending legal matters:

- claim for $1 million by a former employee of the international operations regarding the termination of his employment.
- an action opposing the merger of the Sage Group pension funds. As part of a rationalisation process, the Group merged three of its pension funds in August 1998 following advice from senior legal counsel and the approval of the Financial Services Board. This approval is currently the subject of a High Court application.
- claim by the South African Revenue Service relating to the PAYE deductions on commission payments amounting to approximately R12,3 million. A letter of objection has been lodged with SARS.
- disputed policyholder claims totalling R4 million. The Group repudiated certain policyholders claims on the grounds that there had been a breach of the conditions under which the benefits attached to the policies could be claimed. Summonses demanding payment have been issued and the Group has filed an intention to defend.

The directors and their legal advisers are of the opinion that no material liabilities will arise from the above actions.

Subsidiary operating companies incorporated in South Africa

Companies	Reg. no	Date of incorpo-ration	Issued ordinary share capital	Issued ordinary share capital	% holdings	Effective date of becoming a subsidiary	Principal business
				R			
Sage Holdings Limited	1968/014799/06	28/11/68	30 353 781 ordinary shares of R1,00 each	30 353 781	100%	As of date of incorporation	Group corporate administration
Sage Life Limited	1964/004354/06	12/06/64	49 000 001 ordinary shares of 20 cents each	9 800 000	100%	As of date of incorporation	Life insurance
Townhomes (Pty) Ltd	1966/011176/07	27/11/79	1 000 ordinary shares of R1,00 each	1 000	100%	As of date of incorporation	Property management
SMH Land Development (Pty) Ltd	1961/000058/07	18/04/90	6 ordinary shares of R2,00 each	12	100%	As of date of incorporation	Property management
Sage Management Services (Pty) Ltd	1963/003337/07	09/02/98	100 ordinary shares of R1,00 each;10 000 A cumulative preference shares of l cent each	200	100%	As of date of incorporation	Investment holding
Sage Unit Trusts Limited	1964/008904/08	13/11/64	720 000 ordinary shares of R1,00 each; 6 300 000 A ordinary shares of 1 cent each	783 000	100%	As of date of incorporation	Unit Trust management
Sage Specialised Insurance Limited	1991/005238/06	20/09/91	1 000 ordinary shares of 20 cents each	200	100%	As of date of incorporation	Short-term insurance
FPS Limited	1969/009289/06	11/10/89	230 000 ordinary shares of 25 cents each; 2 070 000 A ordinary shares of 1 cent each	78 200	100%	As of date of incorporation	Insurance brokerage

Schedule of immovable property leased and owned by the Group

Properties leased

Address	Square metres	Lease duration Commence	Finish	Current rental per month including VAT	Escalation % per annum	Lease renewal date	Landlord
Suite 5 Stand 1217 Monument Extension 1 – Krugersdorp No. 19 Clew Street	100	01.07.2000	30.04.2003	R2 528,85	10	30.04.2003	Swanserv PO Box 3394 Witbeeck 1729
Belvedere Office Park – Block E Ground Floor Bella Rosa Road Bellville Cape Town	231,07	01.10.2002	30.09.2005	R10 452,50	14	30.09.2005	Investec Property Group Ltd PO Box 604 Capetown 8000
Portion 1 of Stand 222 11 Reid Street Bloemfontein	991	01.01.2001	31.12.2003	R13 342,56	12	31.12.2003	Mario de Sousa Children Trust 11 Reid Street Bloemfontein
3rd, 4th, 8th, 9th, 10th, 11th and 12th Floors 13 Fraser Street Johannesburg	3 504	01.08.2002	31.07.2005	R61 356,44	Nil	31.07.2005	Dijalo Property Services 2nd Floor Ten Sixty Six 35 Pritchard Street Johannesburg
3rd and 4th Floors The Terraces Black River Park First Road Observatory Cape Town 7705	2 000	01.05.2002	31.04.2007	R110 000,00	10	31.04.2007	Black River Park Invest PO Box 13214 Mowbray 7705 Cape Town
1st Floor 14 Cascades Crescent McCarthy Drive Cascades Pietermaritzburg	135	25.06.2001	30.06.2004	R8 752,92	10	30.06.2004	Max Prop Countrywide PO Box 11565 Dorpspruit 3206
Office 101 Heritage House 161 Pietermaritz- burg Street Pietermaritzburg	348,85	01.09.2002	31.08.2005	R9 577,29	10	31.08.2005	Gensec Property
Office 1 – Biccard Park Pietersburg	118,71	01.11.2000	31.10.2003	R6 463,76	10	31.10.2003	Welvaart Ondernemings CC
Kleinfontein Offices Lakeview Crescent Benoni	700	01.04.1999	31.03.2005	R49 163,66	11	31.03.2005	Gensec Property Services
Block B 1st Floor Stand 19741 Varing Avenue George	85	01.06.2002	30.05.2005	R4 689,96	10	30.05.2005	Sieberhagen & Zaaiman Eien- domme Pty Ltd Windsor Park Suite 201 Herries Street
309 Brooks Street Menlo Park Pretoria	300	01.04.2003	31.03.2006	R2 907,00	11	31.03.2006	Ovland House PO Box 11068 Hatfield 0028

Properties leased

Address	Square metres	Lease duration Commence	Finish	Current rental per month including VAT	Escalation % per annum	Lease renewal date	Landlord
35 Van Rensburg Street Nelspruit	85	01.04.2002	31.03.2004	R3 898,80	8	31.03.2004	Swanepoel & Partners PO Box 1300 Nelspruit 1200
4th Floor First Bowring Ring Road Port Elizabeth 6000	224	01.04.2000	31.03.2005	R9 686,58	9	31.03.2005	Fedsure Life Assurance Ltd First Bowring Ring Road Port Elizabeth
First Floor – 1A Aloe Place 17 Trunbull Street Empangeni	50	01.10.2002	30.09.2003	R2 503,44	Reviewed per annum	30.09.2003	Blue Dot Properties PO Box 705 Empangeni 3880
Office Suite 19 Stand 3867 Beacon Park Building East London	67	01.06.2003	31.05.2004	R3 039,68	Reviewed per annum	31.05.2004	Colliers RMS (Cape) 13 Kennington Close Kennington Road Nahoo East London 5241
Stand 1138 RG 1st Floor 186 Wolmarans Street Rustenburg	16	01.10.2000	One month notice	R583,68	12	One month notice	Hannes Dreyer Trust PO Box 60942 Karenpark
1st Floor Northey Forum Building – Corner Northey & Haig Avenue Witbank	63,74	01.04.2002	31.03.2003	R1 737,36	Reviewed per annum	31.03.2003	Northey Beleggings Bk PO Box 3953 Witbank
Ground & 1st Floor Block B 446 Sibelius Street Corner Leyds Groenkloof	607	01.04.2002	31.03.2006	R38 523,39	11	31.03.2006	VJV Quantity Surveyors Vivier & Joubert Building 490 Fehrsen Street Brooklyn Pretoria

Properties owned and leased intra-Group

Address	Square metres	Lease duration Commence	Finish	Current rental per month including VAT	Escalation % per annum	Landlord
21 Field Street Durban	4 994	1986	Unspecified	R148 022,16	9%	Sage Life Policy holders Fund
Sage Centre 13 Fraser Street Johannesburg	11 579	1970	Unspecified	R416 844,00	9%	Sage Life Policy holders Fund
Sage Life House Block F Ground, 1st, 2nd, 3rd Corner Kathrine & Rivonia Roads Sandton	3 953	01.11.2002	Unspecified	R350 433,45	9%	Sage Life Policy holders Fund
Block D Ground Floor Corner Kathrine & Rivonia Roads Sandton	1 363	01.11.2002	Unspecified	R120 829,95	9%	Sage Life Policy holders Fund

Property owned by Group

Property description	Stand number	Physical address
Commissioner Street Parkade	Stand 1584, Johannesburg	131 Commissioner Street
Library Gardens Chambers	Stand 4428, Johannesburg	57 President Street, Johannesburg
L & S Centre (Upgrade approved in May 2002)	Stand 167, Roggebaai	4 Roggebaai Square, Roggebaai, Cape Town
Protec Park	Stand 1707, Terenure Extension 42, Kempton Park	6 Lovu Street, Protec Park, Kempton Park
Small Street Mall (Shops & Parking)	*Lease of Stand 5203,* Johannesburg from Council	*Small Street (Between Jeppe & Pritchard),* Johannesburg
Hatfield Primary Square	Pin C of Stand 717, Hatfield	Cnr Grosvenor Street & School Lane, Hatfield, Pretoria
Newlands Cape Town	Erven 99623, 99628 & 97987 Newlands	Cnr Mill & Letterstedt Streets, Newlands, Cape Town
Albertsdal	Re of portion 104 of Farm Palmietfontein 141 IR, Alberton	Cnr of R59 & Kliprivier Drive, Alberton

Property owned by Group (land and housing units)

Residential
- Development projects*
- Homebuilding*

Land – Other
- Albertsdal – Industrial
- Hatfield – Commercial
- Newlands – Commercial
- Terenure – Industrial*

Residential – Land for sale
- Phased projects*
- Land for sale*
- Individual stands*
- Bulk residential land*
- Future expropriations*
- Residential erven – various*
- Residential homes – various*

* Detailed schedules of individual title deeds are available for inspection.



SAGE GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
("Sage Group" or the "Company")

Notice of a general meeting

Notice is hereby given that a general meeting of the shareholders of the Company will be held at 09:00 on Thursday, 29 May 2003 at the registered office of Sage Group, 11th Floor Sage Centre, 10 Fraser Street, Johannesburg to consider and, if deemed fit, pass, with or without modifications, the ordinary resolutions and special resolution set out below:

1 SPECIAL RESOLUTION NUMBER 1

"Resolved that the authorised ordinary share capital of the Company be increased from R1 640 439,15 divided into 164 043 915 ordinary shares of 1 cent each to R5 million divided into 500 000 000 ordinary shares of 1 cent each by the creation of 335 956 085 new ordinary shares of 1 cent each ranking *pari passu* in all respects with the existing ordinary shares in the issued ordinary share capital of the Company."

The reason for special resolution number 1 is to create 335 956 085 new ordinary shares of 1 cent each so as to ensure that the Company has sufficient unissued shares to issue in terms of a specific issue of shares for cash and a renounceable rights offer, details of which are reflected in the circular to which this notice of general meeting is attached. The effect of the resolution is to create 335 956 085 new shares and thereby increase the authorised ordinary share capital of the Company from R1 640 439,15 to R5 million.

2 ORDINARY RESOLUTION NUMBER 1

"Resolved that, subject to the passing and registration of special resolution number 1, the board of directors of the Company be and is hereby authorised, by way of a specific authority in terms of Section 221 of the Companies Act, 1973 (Act 61 of 1973), to allot and issue 69 696 970 ordinary shares of 1 cent each in the share capital of Sage to the AVASA Consortium, in terms of the specific issue of shares for cash details of which are reflected in the circular to which this notice is attached and in accordance with section 5.68(g) of the Listings Requirements of the JSE Securities Exchange South Africa."

In terms of Section 5.68(g) of the Listings Requirements of the JSE Securities Exchange South Africa, the approval of a 75 per cent majority of the votes cast by shareholders present or represented by proxy at the general meeting, excluding controlling shareholders, their associates, any party acting in concert, and, if applicable, any shareholder participating in the specific issue, is required for this resolution to be effective.

3 ORDINARY RESOLUTION NUMBER 2

"Resolved that, subject to the passing and registration of special resolution number 1 and the passing of ordinary resolution number 1, the directors be and are hereby authorised, by way of a specific authority in terms of Section 221 of the Companies Act, 1973 (Act 61 of 1973), to allot and issue 142 424 132 unissued ordinary shares of 1 cent each in the capital of the Company, created in terms of special resolution number 1, to those parties who subscribe and pay for shares pursuant to the rights offer and to AVASA Holdings Limited, ABSA Group Limited and Financial Securities Limited pursuant to their undertaking to underwrite the rights offer in terms of an agreement concluded between them and the company dated 8 April 2003, in accordance with the circular to which this notice is attached and in accordance with the Listings Requirements of the JSE Securities Exchange South Africa."

4 ORDINARY RESOLUTION NUMBER 3

"Resolved that, subject to the passing and registration of special resolution number 1, the directors be and are hereby authorised, by way of a general authority in terms of Section 221 of the Companies Act, 1973 (Act 61 of 1973), to allot and issue all or any of the unissued ordinary shares of 1 cent each in the capital of the Company, created in terms of special resolution number 1 referred to above and remaining after the allotment and issue of the shares referred to in ordinary resolutions numbers 1 and 2 referred to above, at such time or times to such person or persons or bodies corporate upon such terms and conditions as the directors may from time to time at their sole discretion determine, subject to the provisions of the Companies Act, 1973 (Act 61 of 1973) and the requirements of the JSE Securities Exchange South Africa."

5 ORDINARY RESOLUTION NUMBER 4

"Resolved that any member of the board of directors of the Company be and is hereby authorised to sign all such documents and do all such things as may be necessary for or incidental to the implementation of ordinary resolutions numbers 1 and 2 and special resolution number 1."

VOTING AND PROXIES

Each shareholder of the Company who, being an individual, is present in person or by proxy, or being a company, is represented at the general meeting, is entitled to one vote on a show of hands. On a poll, each shareholder present in person or by proxy or represented shall have one vote for every share held by such shareholder. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and vote in his stead. A proxy need not be a shareholder of the Company.

Certificated shareholders and own-name dematerialised shareholders who are unable to attend the general meeting but wish to be represented thereat must complete and return the attached form of proxy (blue), and this must be returned to the transfer secretaries of the Company, Computershare Investor Services Limited, to reach them by not later than 09:00 on Wednesday, 28 May 2003. The completion of a form of proxy will not preclude a Sage Group shareholder from attending, speaking and voting at the general meeting to the exclusion of the proxy so appointed.

Dematerialised shareholders who wish to attend the general meeting must request their CSDP or broker to provide them with a Letter of Representation or must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between the shareholders and their CSDP or broker.

Sage Group Limited

Stewart Cant
Secretary

7 May 2003



SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
("Sage Group" or the "Company")

Form of proxy for certificated shareholders

For use by certificated shareholders of Sage Group ("shareholders") at a general meeting of the Company to be held at 11th Floor Sage Centre, 10 Fraser Street, Johannesburg, at 09:00 on Thursday, 29 May 2003 ("the general meeting").

I/We ______________________________

(NAME IN BLOCK LETTERS)

being the holder/s of ______________ shares in the Company, do hereby appoint

1. ______________________________ or failing him

2. ______________________________ or failing him

3. the chairman of the general meeting

as my/our proxy to act for me/us and on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at any adjournment thereof, and to vote for or against the resolutions and/or abstain from voting in respect of the shares registered in my/our name/s, in accordance with the following instructions (see note 2):

Number of votes on a poll (one vote per share)

	For	Against	Abstain
Special resolution number 1			
Ordinary resolution number 1			
Ordinary resolution number 2			
Ordinary resolution number 3			
Ordinary resolution number 4			

Signed at ______________ on ______________ 2003

Signature ______________________________

Assisted by me (where applicable) ______________________________

(Note: A shareholder entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his stead. Such proxy need not also be a shareholder of the Company.)

Please read the notes on the reverse side hereof.

NOTES

1 A certificated shareholder may insert the name of a proxy or the names of two alternatives proxies of the certificated shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the certificated shareholder. The person whose name appears first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2 A certificated shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the certificated shareholders' votes exercisable thereat. A certificated shareholder or his proxy is not obligated to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the certificated shareholder or by his proxy.

3 This duly completed form of proxy must be received by the Company's transfer secretaries, Computershare Investor Services Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107), by no later than 09h00 on Wednesday, 28 May 2003.

4 The completion and lodging of this form of proxy will not preclude the relevant certificated shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.

5 Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the Company's transfer secretaries or waived by the chairman of the general meeting.

6 Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

7 Dematerialised shareholders who wish to attend the general meeting must request their CSDP or broker to provide them with a Letter of Representation or they must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between the shareholders and their CSDP or broker.